EARTH SEARCH SCIENCES, INC.
306 Stoner Loop Road
P.O. Box 386
Lakeside, Montana 59922
(406) 751-5200
(406) 752-7433

February 19, 2008

Filed as Correspondence Via EDGAR and Submitted Via
Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:       Donald F. Delaney

RE:	Earth Search Sciences, Inc.
Form 10-QSB for the Fiscal Quarter Ended September 30, 2007
Filed November 20, 2006
Form 10-KSB for the Fiscal Year Ended March 31, 2007
Filed July 16, 2007
Form 10-KSB for the Fiscal Year Ended March 31, 2006
Filed July 17, 2006
Form 10-QSB for the Fiscal Quarter Ended June 30, 2007
Filed August 20, 2007
Form 10-QSB for the Fiscal Quarter Ended September 30, 2006
Filed November 20, 2006
Response Letter Dated December 18, 2007
File No. 000-19566

Dear Mr. Delaney:

We submit this written response to your letter dated November 13, 2007.

We enclose marked drafts of the Company’s proposed Amendments No. 1 to Forms 10-KSB for the fiscal years ended March 31, 2007 and March 31, 2006 (the “Amended Annual Reports”) and proposed Amendment No. 1 to Forms 10-QSB for the quarterly period ended September 30, 2007 (the “Amended Quarterly Report”). The Amended Annual Reports and the Amended Quarterly Report contain revisions that have been made in response to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated January 10, 2008.  We are concurrently filing our Amendments No. 1 to Forms 10-QSB for the periods ending September 30, 2006 and June 30, 2007. Set forth below are the Company’s responses to the Staff’s comments.  We have reproduced the Staff’s comments and have followed each comment with our response.

References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10KSB/A1 (draft) for the Fiscal Year Ended March 31, 2007

Legal Proceedings, page 9

1.            We have read your response to prior comment 2, and reviewed the original capital lease and settlement agreements you provided.  We note that you were required to return the probe to the lessor on or before August 31, 2005, as stipulated in Section 3.1 of the Settlement Agreement and Mutual Release.  And although you state in your response that the agreement  “provided for a new obligation upon failure to return the probe,” we observe that Section 3.4.1 of the agreement states that in the event of your failure to turn over custody of and physically deliver the probe to lessor by such date, the rent  obligation under the original lease “shall automatically be reinstated.”

Accordingly it appears that the settlement amount was contingent on performance (i.e. your return of the probe). And since you did not comply with the terms of the agreement, the original lease terms were reinstated.  Therefore, we see no basis for recalculating a lower liability as of March 31, 2006, and consequently no basis for your gain recognition.

Unless you are able to show how your recalculated liability is consistent with the provisions in Section 3.4.1 of the Settlement Agreement and Mutual Release, you will need to amend your financial statements to correct your accounting.

Response:

Although paragraph 3.4.1 states that in the event ESSI does not turn over custody of and physically deliver the Probe, the rent obligation under the original lease "shall automatically be reinstated," the sentence continues "and ESSI shall owe and shall immediately pay to Accuprobe rent accruing at the rate of $250,000 per year for the period from April 10, 2000 ......" Although paragraph 3.4.1 refers to a "reinstatement" of the rent obligation under the original lease, it also provides a formula for calculating the amount due to Accuprobe in the event that ESSI failed to turn over the Probe. Further, this paragraph establishes interest and late fees that apply until the Probe is returned. We have consulted with our legal counsel who agree that our interpretation of paragraph 3.4.1 specifically as described herein is a reasonable interpretation of the default rent obligation due under the settlement agreement. For further clarification, we have provided a copy of our initial calculation as an exhibit to this response.

2.             On a related point, we see that you disclose under the Litigation Note on page 7 of your Form 10-QSB for the quarter ended June 30, 2007, that you returned the Probe in January 2007, but have been unable to reach a final settlement.  You state that you “continue to accrue interest, rents and late fees under the 2005 Settlement Agreement,” which has resulted in an accrual of $6,363,800 as of June 30, 2007.  Please adjust this disclosure as necessary to coincide with any revisions to your accounting, and ensure that you have comparable disclosure in your Form 10-KSB for the year ended March 31, 2007, and all subsequent interim reports.  Also, expand the disclosure to explain how continuing to accrue rents after the probe has been returned, as indicated in your present disclosure, is consistent with Section 3.4.1 of the Settlement Agreement and Mutual Release, which states that you must pay the reinstated rent obligation “…until the date when Probe 1 and the Accessories are delivered in the condition required by this Agreement”.

Response:

For purposes of Q1, ESSI was required to return the probe in August 2005. Although the Probe was returned to a mutual acquaintance for final delivery to Accuprobe in January 2007 and we have notified Dr. Arnett of its return, we have been unable to reach Dr. Arnett to obtain a formal acknowledgement of receipt and final settlement of amounts due under the settlement agreement. Since we cannot provide evidence of receipt of the probe, we have continued accruing rents, interest and late fees under the settlement agreement. We believe, based on the information provided above, that our accounting is appropriate and our disclosure adequately informs the reader of the terms of the settlement agreement and the basis for continuing the accrual of rents, interest and late fees. We are committed to resolve this matter prior to our March 31, 2008 year end, at which time, we expect to enter into a final settlement agreement with Accuprobe and Dr. Arnett.

Properties, page 9

3.             We read your response to prior comment 1, and note that while you revised disclosure to clarify that ownership of the hyper-spectral instrument is shared with members of the ESSI Probe I LLC, you did not make a similar revisions to the corresponding disclosure in your fiscal 2006 Form 10KSB/A1 draft amendment.  Please ensure that revisions are consistently made in all filings, where applicable.  We reissue prior comment 1.

Response:

We have amended our proposed filing 2006 Form 10KSB/A1 accordingly.

Financial Statements, page F-1

Statement of Changes in Stockholders’ Deficit, page F-4

4.             We see that in response to prior comment 5, you corrected the total amount for the “common Shares” column as of March 31, 2007, and the totals for each of the columns in this statement now agree with the corresponding amounts reported on your balance sheet.  However, we again note that the total amount of $72,000, corresponding to the line item inserted in this statement to reflect the common stock issued for loan extensions, is not reflected in the “Total” column of the statement, and does not appear to be included in the mathematical summation of the “Total” column.  Accordingly, please amend your filing to correct these inconsistencies.  We reissue prior comment 5.

Response:

We have amended our proposed filing accordingly.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

Corporate Focus, page 9

5.             We read your response to prior comment 12, and note that you removed the following sentence from the penultimate paragraph of this section, on page 11, in your draft Form 10QSB/A1 for the quarterly period ended June 30, 2007: “The payment of approximately $8,216,424 of STDC accounts payable due subcontractors and vendors on the NEMO program is being resolved.”  Although you removed the disclosure and advised that this sentence had been included by mistake, we note that you make this disclosure again, now in your most recent interim Form 10-QSB filing, covering the quarterly period ended September 30, 2007.  We reissue prior comment 12.

Response:

We have amended our proposed quarterly filing for the September 30, 2007 filing to delete this sentence.

Controls and Procedures, page 15

6.           We note that, in response to prior comment 11, you revised disclosures about changes in your internal controls over financial reporting in the draft amendments to your interim reports for the periods ended June 30, 2007 and September 30, 2006, to be consistent with the disclosure requirements set forth in Item 308 of Regulation S-B.  However, in your most recent interim filing covering the period ended September 30, 2007, you repeat the non-conforming language.  We reissue prior comment 11.

Response:

We have amended our proposed September 30, 2007 filing accordingly.

We hope this letter addresses your concerns, and we look forward to working with you to resolve this matter without the need for an administrative hearing.  If you have any questions or further comments, please do not hesitate to contact Ruba Qashu at Richardson & Patel, LLP at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,

EARTH SEARCH SCIENCES, INC.

By:	/s/ Larry Vance
Larry Vance
Chief Executive Officer

ATTACHMENTS

Proposed Amendment No.1 to Annual Report on Form 10KSB for the period ended March 31, 2007

Proposed Amendment No.1 to Annual Report on Form 10KSB for the period ended March 31, 2006

Proposed Amendment No. 1 to Quarterly Report on Form 10KSB for the period ended September 30, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-KSB/ Amendment No.1

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended March 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
for the transaction period from                      to
Commission File Number 000-19566
EARTH SEARCH SCIENCES, INC,
(Name of Small Business Issuer in its charter)

Nevada	870437723
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

306 Stoner Loop Road, #6, Lakeside, Montana	59922
(Address of principal executive offices)	(Zip code)

 Issuer’s telephone number (406) 751-5200
     Securities registered under Section 12(b) of the Exchange Act: None

Title of each class	Name of each exchange on which Registered

Securities registered under Section 12(g) of the Exchange Act:
Common Stock
 (Title of class)
(Title of class)
Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.☑
Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☑  No  ☐
Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.  ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No☑
State issuer’s revenues for its most recent fiscal year. $91,429.
State the aggregate market value of the voting and nonvoting common equity held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within the past 60 days. At the closing price of the stock as of May 31, 2007 of $0.24, the approximate aggregate market value of voting stock held by non-affiliates is $6,911,308.
As of June 29, 2007 96,327,473 shares of Common Stock, $.001 par value, of the registrant were issued and outstanding.

PART I

ITEM 1.  BUSINESS

Earth Search Sciences, Inc. (the Company) was incorporated in 1984 under the laws of the state of Utah.

Earth Search Sciences, Inc. has four wholly-owned subsidiaries: Skywatch Exploration, Inc., Polyspectrum Imaging, Inc., Geoprobe, Inc., and STDC, Inc. In addition, there are five majority-owned consolidated subsidiaries: Earth Search Resources, Inc., Eco Probe, Inc., ESSI Probe 1 LC, Petro Probe, Inc. and Terranet, Inc. The 50% owned subsidiary ESSI Probe 1 LC was formed as a joint venture to own and operate hyperspectral instruments. All subsidiaries, excepting Petro Probe, were inactive during the fiscal years ended March 31, 2007 and 2006.

             The Company utilizes an aircraft mounted hyperspectral remote sensing instrument to gather precise geological data from the surface of the Earth. Solar energy is reflected from surface materials and the instrument, called “Probe-1”, captures the data in digital form. The Probe 1 sensor is an imaging spectrometer, specifically a "whiskbroom style" opto-mechanical scanner system that collects data in a cross-track direction by mechanical scanning and in an along-track direction by movement of the airborne platform.  The sensor uses a diffraction grating to direct reflected sunlight onto four detector arrays covering the 400 to 2500 nanometer range of the electromagnetic spectrum. ). In the VNIR and SWIR, the at-sensor radiance is dispersed by four spectrographs onto four detector arrays. Spectral coverage is nearly continuous in these regions with small gaps in the middle of the 1.4 and 1.9 nm atmospheric water bands. In order to avoid geometric distortions in the recorded imagery, the Probe-1 is mounted on a 3 axis, gyro-stabilized mount. Geolocation of nadir pixels is assisted by the recording of aircraft GPS positional data and tagging each scan line with a time that is referenced to the UTC time interrupts from the GPS receiver. Incoming photons build up in the detectors to register as an electronic signal. These correlate to digital counts that indicate the amount of signal coming from the Earth’s surface. The visible wavelength detector array includes a Si detector array operated at ambient temperature, and the near-infrared, and two short wavelength IR arrays incorporate InSb arrays cooled by liquid nitrogen to 77K. Each spectrographic module provides 32 spectral channels. Data are recorded on Exabyte Mammoth tape drives, two of which are installed to provide an on-line storage capacity of up to 80 GB. The Probe 1 sensors currently generate data at approximately 2.5 MB per second.

 Each data set includes what can be described as 128 images, each collected at a different wavelength.  When the data are converted to reflectance, materials on the Earth’s surface can be identified based upon diagnostic absorption features.  This holds true whether the target is rocks and minerals, vegetation, or man-made materials. The detail in hyperspectral reflectance data allows identification – not just detection – of materials. Minerals that are associated with various natural resources can be identified. Vegetation health can be monitored, amounts of woody plant material available for wildfires can be assessed, noxious weeds can be mapped, and detailed post fire burn severity maps can be generated. Conditions concerning water quality – turbidity, etc. can also be mapped. As data processing costs come down, more and more scientists working in different applications are using hyperspectral data as so much more information can be derived about materials on the Earth’s surface.  The spectral data is processed to identify unique spectra in the image. The captured and processed spectra are compared to a library of known material spectra called “digital fingerprints” and the output allows the identification of mineral, compounds and organic matter and the determination of vegetative conditions.
           Minerals identified with the Probe 1 include alunite, kaolinite, dickite, smectite, pyrophyllite, buddingtonite, gypsum, calcite, dolomite, Fe chlorite, Mg chlorite, tremolite, muscovite, illite, goethite, hematite, tourmaline.  Many more are possible.  Detection  may be limited  if there is not  enough of the mineral filling a pixel (perhaps < 5%). The minerals need to be exposed at the surface, so 90-100% vegetation cover precludes identification. Also, minerals exposed but in shadows are difficult to detect. Some mixtures of minerals may be difficult to identify, but skilled interpreters can often do it.  And field checks are helpful in these cases.

           Hyperspectral imaging technology has been used for over 20 years for a variety of applications.  More and more companies are realizing the benefits.  Most recently, the Probe was used to identify mineral anomalies in vegetated terrain in New Mexico. These new targets were field checked and high values of gold and platinum were found.  The field geologist, who had never worked with hyperspectral data before was impressed with the accuracy.  He recommended drilling targets that were discovered using Probe data. An article describing this will be published in an upcoming Special Publication of Economic Geology.

Minerals identified with the Probe 1 include alunite, kaolinite, dickite, smectite, pyrophyllite, buddingtonite, gypsum, calcite, dolomite, Fe chlorite, Mg chlorite, tremolite, muscovite, illite, goethite, hematite, tourmaline.  Many more are possible.

What may limit detection is not enough of the mineral filling a pixel (perhaps < 5%). The minerals need to be exposed at the surface, so 90-100% vegetation cover precludes identification. Also, minerals exposed but in shadows are difficult to detect. Some mixtures of minerals may be difficult to identify, but skilled interpreters can often do it.  And field checks are helpful in these cases.
Hyperspectral imaging technology has been used for over 20 years for a variety of applications.  More and more companies are realizing the benefits.  Most recently, the Probe was used to identify mineral anomalies in vegetated terrain in New Mexico. These new targets were field checked and high values of gold and platinum were found.  The field geologist, who had never worked with hyperspectral data before was impressed with the accuracy.  He recommended drilling targets that were discovered using Probe data. An article describing this will be published in an upcoming Special Publication of Economic Geology.

            Data collected at different times should not hinder identification of materials as long as the sensor is calibrated regularly and the solar signal is strong (we recommend collections with the sun angle being at least 30 degrees). Regarding environmental applications, suitable ones include mapping fuel or oil spills, noxious weeds or other invasive plant species, suspended sediments in water bodies, algae blooms in lakes, etc.  Landsat TM satellite data has been used for decades to map various land cover materials.  Hyperspectral data can identify many more materials than multispectral satellite data so land-use management is optimimized.

Minerals can be identified in the time it takes to collect and analyze the data – perhaps as little as a day or two.  Analysis of reflectance data from instruments such as the Probe have been used to identify minerals remotely, that are impossible to identify in hand sample.  Previously field geologists would send samples that were difficult to absolutely identify to the lab to do chemical or x-ray diffraction analysis. This process takes several days or weeks. Probe reflectance data can identify quickly any mineral with distinctive absorption features. And it has been shown that mineral maps produced from hyperspectral data are more accurate than some produced by geologists in the field, particularly where access is difficult and geologist can’t walk all the ground.  Oil and gas, not being typically exposed at the surface, is typically keyed in on using specific alteration minerals developed by hydrocarbon microseepage or the presence of stressed vegetation.

The Company initially developed the exploration capability of the hyperspectral technology with Noranda Mining Company and its affiliates, all major mineral explorers and producers. Under license the Company provided hyperspectral data to Noranda which processed the raw hyperspectral data and used the resulting product for both its own internal mining exploration purposes as well as to resell (profitably) to other firms. As a result of the license the Company received fees and is due to receive net smelter royalties from new mines established from the program.  Targets were flown in Chile, Peru and the North West Territories in Canada. The results of this contract were featured by Noranda representatives at the 2004 Prospectors & Developers Association of Canada conference. The strategy of participating in this type of license arrangement led to the development of a joint venture approach to marketing the hyperspectral technology.

In mining and hydrocarbon exploration, Probe data has proven useful for mapping minerals related to potentially economic deposits of natural resources.  In particular, it has been used for gold, silver, platinum and copper exploration. Hyperspectral data has been useful for detecting vegetation stress, identifying crops, and mapping noxious weeds. One interesting ecological application is mapping degrees of burn severity after wild fires.  Hyperspectral data allows researchers to provide more detailed burn severity maps to the Forest Service and others.  This important in that information is needed on how effectively areas will recover.  The American Geophysical Conference in December this year will have some papers on this topic.

In its search for joint venture partners who have rights to adequate mineral claims the Company has encouraged the creation of an alliance with two other companies. Phoenix Wyoming Inc., a Colorado private company under the direction of  William Pelton PhD, and Geotechnical Business Solutions, a private Canadian company under the direction of John Gingerich P. Geo. From 1996 to 2002 John Gingerich held the position of Director, Research and Technical Innovation Noranda Inc., Exploration Group. Other positions held in Noranda: 1992 to 1996 Senior Geophysicist Latin America; 1990 to 1992 Senior Geophysicist (Regional) Western Canada and 1987 to 1990 Division Geophysicist. Dr. Pelton has also indicated strong interest for involvement in the oil shale recovery program. Both parties are in position to complete negotiations based on the Company confirming the availability of the data collection aircraft.

Since 1997, the Company has also collected and holds a substantial archive of Probe 1 imagery from Kazakhstan, Australia, British Columbia, Ontario, Quebec, Peru, Chile, Mexico, California, Nevada, Arizona, Idaho, Montana, and Utah.  At the present time the value of this data archive has not been independently appraised nor is the value of this archive reflected in the financial statements. With approximately 200,000 sq. km. of mineral oriented data the Company believes there is a market for the information. This year the company has begun to market the archive.

In the fiscal years 2007 and 2006, the Company’s sensors were operated in the United States and abroad.  Contracts to operate the sensors in the United States as an ecological, mining, agricultural, and hydrocarbon target identification tool produced revenues of $91,429 and $302,901 in fiscal years 2007 and 2006, respectively.  During fiscal year 2006, we also had revenues of $96,841 related to oil and gas activities, which ceased during that same fiscal year.
History

In December, 1985 the Company acquired all of the outstanding shares of common stock of a privately held company known as Earth Search Sciences, Inc. (ESSI), a Utah corporation formed on August 29, 1985.  The Company issued 13,639,600 shares of its common stock in exchange for ESSI's outstanding shares.  This merger was a reverse acquisition and accounted for as a pooling of interests.  Accordingly, the assets and liabilities of the two companies were combined at their recorded net book values.  In August, 1987 the Company changed its name to Earth Search Sciences, Inc. and in November, 1987 ESSI was dissolved. The Company has since re-incorporated in Nevada.

Since 1997, the Company has collected and holds a substantial archive of Probe 1 imagery from Kazakhstan, Australia, British Columbia, Ontario, Quebec, Chile, Mexico, California, Nevada, Arizona, Idaho, Montana, and Utah.  At the present time the value of this data archive has not been independently appraised nor is the value of this archive reflected in the financial statements. However the Company has undertaken a marketing campaign to sell the data to mineral exploration companies and is currently reviewing initial inquiries.

In 1999 the Company was approached by the US Navy to participate in a joint venture to acquire ownership of a proposed remote sensing satellite. Under the direction of Office of Naval Research’s (ONR) Naval Space Science and Technology Program Office, the Naval EarthMap Observer (NEMO) satellite would be capable of meeting the hyperspectral and panchromatic needs of many end users with timeliness and spatial resolution improved over existing commercial systems.

The ONR signed an Other Transaction with the Space Technology Development Corporation (STDC) of Arlington, VA to develop NEMO in conjunction with the Defense Advanced Research Projects Agency (DARPA) Dual Use Applications Program (DUAP). DUAP is a joint program of the Army, Navy, Air Force, DARPA, Director Defense Research and Engineering (DDR&E), and the Deputy Under Secretary of Defense for International and Commercial Programs.

Subsequent to March 31, 2002,  STDC received notification from the ONR that it would not extend the agreement further.

The Company believes that the statute of limitations has run with respect to liabilities incurred with sub contractors and vendors on the NEMO program and these amounts are no longer enforceable. The Company recorded  a gain on debt retirement in the amount of $10,132,522 in fiscal 2007.

Corporate Focus

The Company’s mission is to continue to use remote sensing in a variety of exploration, monitoring and exploitation industries around the globe.  Remote sensing includes acquiring, processing and interpreting imagery of the Earth captured from instruments deployed on aircraft or satellites. The advantages of airborne and satellite remote sensing over other methods of gathering visual information are that data can be collected better, faster and cheaper over larger areas including sites inaccessible from the ground.    By collecting data at different times, changes can be detected that may be due to significant natural or man-made processes.  Detection of such changes can assist in environmental/land use management.

With the recent resurgence of the mining industry and the demand for new sources of supply for oil and gas, there is a greater interest in using exploration tools that are faster and more accurate. With its hyperspectral technology the Company plans to take an aggressive role in establishing itself as an active participant in the discovery of new natural resources by creating wholly owned subsidiary companies in key industries, initially mining and oil and gas. These companies will seek joint ventures with partners who can provide  technologies, human and capital resources to synergize with the Company’s assets in order to build active exploration and development programs.

This strategy is intended to produce two valuable results for the Company's shareholders:

1. More demand for the Company's hyperspectral remote sensing services, hence more revenue generation, and
2. Equity positions with fast growth potential in multiple key industries from discoveries of rare natural resources.

Evidence of the interest in this strategy is seen in the Company’s first joint venture in the mining industry (with subsidiary company Geo Probe, Inc.). Another  joint venture is underway in the oil and gas industry (with subsidiary company Petro Probe, Inc). Other joint ventures that are in early stage discussions focus on technology research and development centers, and advanced modular, hyperspectral instrumentation utilizing nanotechnology.

Business

As a result of changes in the market for geological remote sensing data, the Company changed its strategy from a service provider to a developer of exploration and exploitation companies focused in the mineral and hydrocarbon sectors.  We will primarily seek  joint venture opportunities with established oil and gas, and other precious mineral mining companies to locate, develop and exlpoit natural reserves throughout the world. Petro Probe, Inc. was formed in November 1993 for the oil & gas industry while Geo Probe, Inc. was formed in October 1993 for mineral exploration.

With its established hyperspectral technology the Company sought joint ventures with partners who could provide technologies, human and capital resources to synergize with the Company's technology. This strategy is intended to lead to the creation of more demand for the Company's hyperspectral remote sensing services.

The  Company  experiences  the  highest  demand for its collection services April  through  October  in the Northern Hemisphere and October through April in the  Southern  Hemisphere.  Contracts are being sought in the following market segments: mining, hydrocarbon, agriculture, ecological and environmental monitoring. Because of the advent of the world-wide recognition for control of global-warming issues, the Company plans to develop an environmentally focused marketing plan to portray the advantages of airborne hyperspectral remote sensing to these market segments.

Subsidiary Companies

Petro Probe, Inc.'s goal is to identify good oil and gas properties through a two part strategy: develop the competitive advantages of its  resource  mapping  capability, with hyperspectral imagery, and combine that mapping capability with conventional hydrocarbon exploration  tools.   Petro Probe’s activity during fiscal 2007 has been to develop the business plans and managerial structure to begin work on the oil shale technology under license. Funding sources have been identified and recognition of the technology by the Department of  Energy (DOE) was obtained. See report published by Office of Petroleum Reserves, U.S. Department of Energy, June 2007, “Profiles of Companies Investing Today to Secure America’s Energy Future”.

Geo Probe, Inc. plans to use the hyperspectral mapping technology to find new mineral  deposits and monitor the environmental impact of active and  past-producing  mines,  mills, smelters, refineries and pipelines.  The  Company's  mapping  agreement  with Noranda Minerals, concluded in 2005, provided  the  ability to develop and prove these new approaches to mineral exploration.  Geo Probe, Inc. has been evaluating joint venture proposals received from a Canadian corporation, a letter of intent for a joint venture from a Chinese and HongKong company, and a joint venture proposal from a to-be-formed Nevada limited liability company.

Eco Probe, Inc. was formed to pursue hyperspectral remote sensing applications in the environmental industry.  The Company has sought to position itself with U.S.  government  agencies  such  as  the Environmental Protection Agency, the Bureau of Land Management and the Office of Surface  Mining  on  setting  up  applications  for  commercial  monitoring  of mineral industries,  forest  inventory and health issues, slope stability assessment and the  spread  of  noxious  weeds.

The Company and Eco Probe, Inc. have performed hyperspectral surveys and research  in  aquatic and vegetation-related projects ..  Eco Probe, Inc made three collection between 2000 and 2001 The environmental markets are  vast,  however  the  Company's current lack of resources dictates priority  be  assigned  to  mineral  and  hydrocarbon  exploration.  The subsidiary was inactive during the fiscal year ended June 30, 2007.

The  Company formed Terranet, Inc. to act as a imagery product distribution conduit  and  perform  as  the  Company's  e-commerce content provider. Recognizing  that imagery  collected  today  and yesterday could  be  sold  repeatedly  to  multiple  end users the Company’s subsidiary company, Terranet, completed the copyright design and testing of  a  database  and  internet  centered  marketing  system.  Terranet anticipates new joint venture partners to be available when the hyperspectral industry begins to grow again. The subsidiary was inactive during the fiscal year ended June 30, 2007.

The other wholly-owned subsidiaries of the Company, Skywatch Exploration, Inc., Polyspectrum Imaging, Inc., and Space Technology Development Corp.are inactive. The other majority-owned consolidated subsidiaries, Earth Search Resources, Inc. and ESSI Probe 1 LC are inactive.

Fiscal 2007 Significant Projects – Update

To date, terrabyte quantities of imagery have been collected by the Company.  Selected portions of these data tapes are being processed and the imagery is being examined for the presence of mineral properties. The Company is currently working to outsource the processing and interpretation of its archived data in order to quickly expand its commercial offering.

We plan to seek joint venture opportunties with private industry, universities and state and federal agencies to develop, package and deliver competitive advanced technology processed data and airborne mapping products and services.  These include both unsolicited proposals and responses to Requests for Proposals and will be addressed on a prioritized basis. The Company will continue to respond to requests for quotations that it receives.  We believe that these requests for proposals and quotations demonstrate the demand for hyperspectral services and gives reason for the Company to have a positive outlook for the near future.

Competition

The Company has numerous competitors in the remote sensing services (airborne hyperspectral services) and natural resource development industries.  Competition in the remote sensing industry comes from several primary sources, including HyMap, CASI and GER, whose hyperspectral instruments operate within the USA and Ekwan, a new entry from Canada.  Our principal competitors in the natural resource development industry include traditional exploration companies using a variety of other technologies.  Some of our competitors in both remote sensing and natural resource development have substantially greater financial and other resources than the Company.
Employees

As of September 13, 2007 the Company had 4 full-time employees.

Regulation

The sale of our imagery is regulated by the Department of Commerce.  Although the Company (through its acquisition of STDC) has acquired a Department of Commerce (DOC) Remote Sensing License that permits the Company to market globally hyperspectral and panchromatic imagery, there is no guarantee that the government will not impose restrictions on sales if the quality of our imagery increases with new technology that, for example, allows increased resolution.  Because our license was the first issued DOC Remote Sensing License, the Company cannot anticipate how the DOC specifically will treat our license or how the airborne remote sensing industry will be regulated in the future.  In addition, the Department of State regulates the export of advanced technologies to certain nations.  Our services fall within those regulations and we cannot offer our services in those nations without obtaining a license from the Department of State.

Available Information

            The Securities and Exchange Commission maintains an internet site at http://www.sec.gov that contains reports and financial information filed by the Company.  The Company maintains an internet site at http://www.earthsearch.com that contains information about the Company’s business, markets and technology.  Information on the Company’s internet site is not incorporated by reference in this report.

Seasonal Nature of Business

The Company experiences the highest demand for its collection services April through October in the Northern Hemisphere and October through April in the Southern Hemisphere.

Customers and Geographic Areas of Business

In fiscal 2007, the Company operated its airborne hyperspectral sensors under contracts with third parties in several areas around the United States.  In fiscal 2006 and 2005, the Company’s sensors were operated in the United States and abroad.  Contracts to operate the sensors in the United States as an ecological, mining, agricultural, hydrocarbon, and target identification contributed $91,429 and $302,901, to revenue in fiscal 2007 and 2006 respectively.

ITEM 2.  PROPERTIES

The Company headquarters consist of approximately 1,500 square feet of office space in Lakeside, Montana.

As a 50% member of ESSI Probe I LC, an Idaho limited liability company (“Probe I LC”), the Company owns 50% of the hyper-spectral instrument owned by Probe I LC. The Company shares its ownership with the two other members of ESSI Probe I LC, Arthur W. McClain Trust and Francisco Elmudesi (the “Woodstock members”).  Pursuant to an agreement dated June 3, 1997 (the “Equipment Usage Agreement”), the Company had the right to purchase the hyper-spectral instrument until June 3, 2007 for the purchase price of $2,250,000.  The Company is in the process of negotiating an extension to the renewal period.

The Company’s data collection aircraft, a 1978 turbo prop Aero Commander, was grounded for maintenance and repairs in the summer of 2006. Both engines needed complete overhauls as well as other FAA required servicing. This interruption in the ability to service hyperspectral clients was detrimental to the Company’s revenues in 2006. The aircraft was expected to be ready for the 2007 season.  The aircraft is currently located in Toledo, Ohio at an aero commander facility, National Flight Services.

ITEM 3.  LEGAL PROCEEDINGS

The Company was in dispute with another party over a leaseback purchase agreement for a Hyperspectral Probe.  During the fourth quarter of fiscal 2005, both parties signed a mutual release in which the Company was to return the Probe and the Company would be released of amounts owed to the other party as of the date the Probe is returned.  The Company agreed to return the Probe at the end of August 2005.  As a result, the Company is in default, and based on the terms of the settlement agreement, the Company is obligated to pay significant late fees.  Based on the terms of the settlement agreement, as of March 31, 2007, management estimates the settlement obligation to be $5,434,259 which reflects a 5% late fee imputed each month on the outstanding balance due.  As of March 31, 2007, management has recognized an accrual for the estimated obligation.

In October of 2002, Terranet, Inc. a subsidiary company, received notice of a judgment issued by the Supreme Court of British Columbia in regards to monies owed resulting from a contract with plaintiff Cal Data Ltd., of Vancouver, B.C. The plaintiff alleged that seventy-five thousand dollars was overdue from invoices for services dating from January of 2002 to October, 2002. Management is examining its position and has accrued a $74,603 liability associated with this demand in its financial statements.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5.	MARKET FOR THE REGISTRANT’S COMMON STOCK EQUITY AND RELATED STOCKHOLDER MATTERS

(a)
Principal Market or Markets.  The Company's common stock trades in the over-the-counter market.  The range of reported high and low bid quotations for the Company’s common stock, as set forth below, reflect interdealer bid prices, without retail markups, markdowns, commissions, or adjustments as reported in on the OTCBB and do not represent actual transactions.

Quarter Ended	High	Low

June 30, 2005	.16	.12
September 30, 2005	.07	.06
December 31, 2005	.11	.10
March 31, 2006	.20	.20

June 30, 2006	.36	.32
September 30, 2006	.17	.12
December 31, 2006	.16	.10
March 31, 2007	.30	.26
(b)
Approximate Number of Holders of Common Stock. The number of record owners of the Company's  $.001 par value common stock at March 31, 2007 was approximately 1218.  This does not include shareholders that hold stock in their accounts at brokers/dealers.

(c)
Dividends.  Holders of the Company’s common stock are entitled to receive such dividends as may be declared by the Company's Board of Directors.  No dividends have been paid with respect to the Company's common stock and no dividends are anticipated to be paid in the foreseeable future.

(d)
In the last three years, the Company has made the following sales of unregistered securities, all of which sales were exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) or as otherwise indicated:

Recent Sales of Unregistered Securities
Date	Amount of Securities Sold	Price per Share ($)	Total Cash Proceeds ($)		Date	Amount of Securities Sold	Price per Share ($)	Total Cash Proceeds ($)

4/7/2006	26,029	$0.19	$4,425	(1)	5/3/2006	1,500,000	$0.22	$330,000	(1)
5/16/2006	400,000	$0.18	$72,000	(2)	5/17/2006	13,719	$0.35	$4,390	(1)
6/14/2006	13,813	$0.44	$5,525	(1)	7/6/2006	21,861	$0.36	$7,870	(1)
7/6/2006	375,000	$0.20	$75,000	(2)	8/8/2006	19,643	$0.21	$4,125	(1)
9/1/2006	410,000	$0.21	$123,117	(1)	9/8/2006	33,829	$0.17	$5,751	(1)
10/25/2006	45,682	$0.11	$5,025	(1)	3/13/2007	11,400,000	$0.10	$1,140,000	(1)
3/31/2007	800,000			(3)	3/15/2007	250,000	$0.10	$25,000	(1)
3/16/2007	90,750	$.0.10	$9,075	(1)	3/28/2007	2,500,000	$0.10	$250,000	(2)

(1) Consideration paid for the shares was employee and/or consulting services.
(2) Shares issued for debt consideration.
(3) Consideration paid for Directorship.

Securities authorized for issuance under Equity Compensation Plans

The following table sets forth certain information on the Company’s Equity Compensation Plans.  See Note 10 to the Notes to Consolidated Financial Statements for additional information on equity compensation including material terms of options granted that have not been approved by security holders.
Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders (1)	-	-	-

Equity compensation plans not approved by security holders (2)	54,593	$442	-

Total	54,593	$442	-

(1)	The Company's stock options and warrants have not been approved by security holders
(2)	Excludes options for 4,000,000 shares issued as part of the acquisition of STDC

ITEM 6.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

Results of Operations

The Company recognized revenue of $91,429 in 2007 compared with $399,742 in 2006. Revenue in 2007 was substantially lower due to the loss or completion and several contracts related to our sensor activities. The Company’s data collection aircraft was grounded in the summer of 2006 due to FAA required maintenance and did not achieve operational status in 2007. Oil and gas revenues during fiscal 2007 and 2006 were $0 and $96,841, respectively. In addition, oil & gas production ceased in fiscal 2006 and all properties impaired.

Provision for loss on impairment of fixed assets was $0 and $27,318 in 2007 and 2006.  General and administrative costs were $5,714,411 in 2007 compared with $1,474,602 in 2006. The increase in general and administrative costs was due primarily to costs associated with capital raising efforts.  In 2007 the Company recognized interest expense of $594,550 compared to $2,297,210 in 2006. The Company recognized net loss from operations of $5,889,080 in fiscal 2007 compared with a net loss from operations of $1,461,954 in fiscal 2006.  The company recognized a net income of $3,648,892 in fiscal 2007 compared with a net loss of $2,189,247 in fiscal 2006.  The increase in income was due to the gain on debt retirement, discussed in Liquidity and Capital Resources, offset by the increase in general and administrative expenses.  The gain (loss) on a per share basis was $0.04 and $(0.03) in fiscal 2007 and 2006.

The Company indirectly owns interests in seven oil and gas projects through its subsidiary company, Petro Probe, Inc. In 2006, these projects were shut down and fully impaired. No subsequent activity is expected.

On March 23, 2005, we entered into a settlement agreement with Accuprobe to return an airborne hyperspectral sensor (Probe) and to settle the outstanding obligations under the related capital lease. Under this agreement, we were required to return the Probe on or before August 31, 2005. In the event that the Probe is not returned, we would be charged a shipping, handling and disposition fee of $250,000, plus rents, interest and late fees. Interest related to the $250,000 begins accruing on September 2, 2005 at an annual rate of prime plus 4%. In addition, rent is to be accrued at $250,000 per year beginning April 10, 2000. Interest on unpaid rent accrues at a rate of prime plus 2% through August 31, 2005 and is due quarterly. After August 31, 2005, interest related to the unpaid rent ceases and is replaced with a 5% late fee calculated on the entire balance due at the end of each month.

At March 31, 2006, we had accrued $4,390,016 in debt and interest related to the capital lease of the Probe. Under the settlement agreement, the new liability using the calculations outlined above was $2,820,099 at March 31, 2006. Consequently, we recorded a $1,569,917 gain on debt forgiveness.
Liquidity and Capital Resources

At March 31, 2007, we had $23,182 of cash and cash equivalents and a working capital deficit of $11,951,632. Net cash used in operating activities was $274,632 in 2007.  Net cash used in operating activities was $137,076 in 2006, resulting primarily from payments for salaries and services and changes in current assets and liabilities.

In March 2007, we recorded a $10,132,522 net gain on the settlement of certain debt incurred in connection with a U.S. Government project called Naval Earth Map Observer (NEMO). This agreement was originated on January 21, 1999, however, the NEMO project was subsequently cancelled and all work on the project ceased. At that time, the Company, through its subsidiary Space Technology Development Corporation (STDC), recorded liabilities associated with the subcontract agreements totaling $10,132,522. There is no settlement agreement in place with regards to the subsequent recorded gain and the Company has never paid any of the amounts due. As of March 31, 2007, no significant claims had been filed against the Company, STDC or any the Company subsidiaries related to the NEMO contract. STDC ceased performance in November 2000, so any breach of contract would have occurred over six years ago. The Company believes that action against the Company, STDC or any of its subsidiaries would be barred by the applicable statute of limitations under federal law and the laws of California, Virginia, Maryland and Delaware. Accordingly, we recorded the gain pursuant to SFAS 140.

The Company does not intend to pay cash dividends to the holders of its common stock and intends to retain future earnings to finance the expansion and development of its business.

As shown in the accompanying financial statements, the Company incurred loss from operations of $5,889,080 and $1,461,954 for fiscal 2007 and 2006, respectively, and had an accumulated deficit of $58,234,889 and a working capital deficit of $11,951,632 as of March 31, 2007. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern. Management is trying to raise additional capital through sales of stock. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

There can be no assurance that additional capital beyond the amounts currently forecasted by the Company will be required or that any such required additional capital will be available on reasonable terms, at such time or times as required by the Company. The Board of Directors has appointed a management committee to examine the option of re-organizing and re-structuring the company to ensure that a viable avenue is available for the attraction of capital. The management committee will also recommend priority new management appointments.

In February 2007, two officers of the Company agreed to loan the Company $500,000, which is evidenced by a promissory note. $170,000 of the net loan proceeds were received in March 2007 and the remaining balance was received in April 2007. The note, along with accrued interest, is due in February 28, 2008 and carries a 15% per annum interest rate, compounded monthly. The note is secured by 10,000,000 share of the Company’s common stock, which becomes payable upon default. In addition, the Company received a $250,000 loan from another shareholder, which was received in April 2007.
Significant Accounting Policies

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company evaluates long-lived assets to determine potential impairment by comparing the carrying amount to the undiscounted estimated future cash flows of the related assets.

The Company issues stock as compensation to employees and outside consultants for services rendered.  These shares are recorded at the fair value of the stock as measured on the date or dates the services were rendered.

Future Operations

The Company is actively researching new exploration and exploitation technologies to complement and integrate with its hyperspectral capabilities.

Off Balance Sheet Arrangements

None.

General Synfuels International, Inc., (GSI) a Nevada private company, owns the world-wide proprietary rights, patent, technology, construction plans and materials and operational capability  for a gasification process recover the oil and gas from oil shale. Petro Probe, Inc. signed a non-exclusive license agreement with GSI to obtain the use of these rights in Utah, Wymoing and Colorado. PPI will pay a license fee in the amount of $500,000 and will issue to GSI 500,000 shares of PPI Common Stock, $.001 par value per share.  Such fee will be paid in such amounts and at such times as are agreed to in the future by PPI and GSI.  PPI also assigned to GSI an overriding net revenue interest of five and one-half percent (5½%) of the hydrocarbonaceous products produced by PPI, payable quarterly.

PPI is examining various oil shale sites in Colorado and Utah for a test plant. Five acres of premium oil shale land is sought. The test plant is budgeted for approximately $2.75 million as a first stage development cost. This will prove the technology. The second and third stages will cost approximately $8 million more at which time the plant could operate at full capacity.  All development costs will be paid for by PPI.

In its search for new complementing technologies, PPI is pursuing an alliance with two other companies in oil shale R&D. Independent Energy Partners, Inc. (IEP) and Phoenix Wyoming Inc., (PWI) both Colorado private companies, have their own non-competing technologies for application in oil shale recovery processes. One is based on micro-wave technology while the other is an adaptation of fuel cell energy.  IEP owns the exclusive rights to a broad, patented Geothermic Fuel CellTM (GFC) method.  (US Patent No. 6,684,948 B1-Apparatus and Method for Healing Subterranean Formations Using Fuel Cells). To economically produce oil and natural gas from unconventional resources such as oil shale, while producing electricity as a byproduct.  IEP also has acquired the mineral property in Rio Blanco County, Colorado on some of the riches "Mahogany Zone" oil shale property in the world, holding an estimated 1.4-2.4 billion barrels of oil. PWI owns certain proprietary intellectual property and methods designed to bring the advantages of microwave technology to an oil shale borehole.
The company believes that this alliance may be beneficial to the Company because:

1)	The risk of successful commercial development will be shared.

2)	Investment funds should be easier to attract.

3)	Permitting, licensing, insurance and lease costs can be shared.

4)	Infrastructure and equipment for processing the oil shale products can be shared.

5)	The marketing and sale of the oil shale products can be shared.

6)	Innovative ideas, market intelligence and competitor intelligence can be shared.

7)
Oil shale test sites can be shared, and additional oil shale land can more readily be obtained by the alliance, because an alliance of three technology companies is more likely to successfully develop the oil shale land than a single company working alone.

Discussions with IEP and PWI continue.  The Company cannot assure you that it will be able to enter any alliance with either or both of IEP and PWI or that if it is able to enter such an alliance, it will be on terms acceptable to the Company.

The Company has a development agreement  with Intellisense Corporation LLC,  to design and construct a third generation hyperspectral instrument design. The new instrumentation would allow for faster, less expensive and more precise data collection. The instrument will be based on US Patent No. 7,239,378, Platform based imaging system, granted on July 3, 2007 to the Company's CEO, Larry Vance. The capability to design and maintain new technologies is key to the Company’s success in future operations. It will be a vital component to allow continuing exploration and exploitation of the Earth’s natural resources

Risk Factors That Could Affect Liquidity, Operating Results And Market Price Of Stock

Risks Related to Our Industry

Competitive pressures may adversely affect our operating revenues.  The Company has numerous competitors in the remote sensing services (airborne hyperspectral services) and natural resource development industries.  Competition in the remote sensing industry comes from several primary sources, including HyMap, CASI and GER, whose hyperspectral instruments operate within the USA and Ekwan, a new entry from Canada.  Our principal competitors in the natural resource development industry include traditional exploration companies using a variety of other technologies.  Some of our competitors in both remote sensing and natural resource development have substantially greater financial and other resources than the Company.  Competitive pressures in either industry may materially adversely affect our operating revenues and in turn, our business and financial condition.

The Company may need to expend significant capital to keep pace with technological developments in our industry.  The remote sensing industry, as well as the computing industry’s processing of the raw data, is constantly undergoing development and change and it is likely that new technology, whether embodied in new equipment or techniques, will be introduced in the future.  In order to keep pace with any new developments, the Company is planning to expend significant capital to develop or acquire the next level of developments in new remote sensing equipment and to train our employees in the new techniques.  The Company is pursuing financing to develop additional remote sensing instruments; however, we may not be able to raise sufficient funds, and if the Company does so, there is no guaranty that the new instruments will out perform instruments used by our competitors.  In addition, the Company’s ability to raise needed capital may be influenced by general economic conditions and the strength of capital markets. To ensure its ability to continue operations the Company will undergo a re-organization to include a stock re-structuring.

The Company may incur significant expenses to comply with new or more stringent governmental regulation.  The sale of our imagery is regulated by the Department of Commerce.  Although the Company (through its acquisition of STDC) has acquired a Department of Commerce (DOC) Remote Sensing License that permits the Company to market globally hyperspectral and panchromatic imagery, there is no guarantee that the government will not impose restrictions on sales if the quality of our imagery increases with new technology that, for example, allows increased resolution.  Because our license was the first issued DOC Remote Sensing License, the Company cannot anticipate how the DOC specifically will treat our license or how the airborne remote sensing industry will be regulated in the future.

Risks Related to Our Business

The Company may not realize our anticipated return on capital commitments made to expand our capabilities.  The Company purchased an aircraft, additional satellite and an airborne hyperspectral instrument, as well as oil and gas property rights.  The aircraft and airborne hyperspectral instrument were purchased to increase our capacity to conduct airborne surveys.  If the Company does not experience continued demand for our remote sensing services, the Company may incur significant expense without generating corresponding revenues.  The oil and gas property rights were acquired in order to exploit suspected natural resources located within certain properties.  If these properties do not contain sufficient natural resources to warrant exploitation, the Company may incur significant expenses without generating corresponding revenues.  There are were no prospects for new oil and gas contracts from existing properties in fiscal 2007.

In addition, from time to time, the Company expects to make significant capital expenditures to implement new processes and to increase both efficiency and capacity.  Some of these projects may require additional training for our employees and not all projects may be implemented as anticipated.  If any of these projects do not achieve the anticipated increase in efficiency or capacity, our returns on these capital expenditures may not be as expected.

Our ability to grow is dependent upon, and may be limited by, among other things, our capital structure, the price of our stock and our existing financing arrangements.  If additional funding sources are needed, the Company may not be able to obtain the additional capital necessary to pursue our internal growth and acquisition strategy or, if the Company can obtain additional financing, the additional financing may not be on financial terms that are satisfactory to us.

The Company’s database of spectral information may not be marketable or may not garner a price, which makes processing or analyzing the data economically reasonable.  The Company has a substantial archive of Probe 1 hyperspectral imagery that was not gathered under contract with a client.  From time to time, the Company continues to gather hyperspectral imagery without having sold the rights to that data.  The collection process requires variable as well as fixed expenditures that must be recouped though marketing the collected data.  Although we do not carry the value of our existing Probe 1 hyperspectral archives as an asset on our balance sheet, the future success of the Company depends to some extent upon our ability to market this archived data.

Cancellations, reductions or delays in customer orders may adversely affect our results of operations.  Our overall operating results are affected by many factors, including the timing of survey contracts from large clients, the timing of capital expenditures to increase our capacity for gathering data in anticipation of future sales of products and services, and the weather which can affect whether or not a customers target of interest can be collected at a certain stage of vegetal growth.  Although a large portion of our expenses are fixed; a significant portion of our operational expenses vary with the number of airborne surveys.  Because several of our subsidiaries are new businesses and have not obtained long-term commitments from our clients, we must anticipate the future demand for our services based upon our discussions with clients.  Cancellations, reductions or delays in orders by a client or group of clients could have a material adverse effect on our business, financial condition and results of operations.

The unavailability of skilled personnel may have an adverse effect on our operations.  From time to time, the Company or some of our subsidiaries may experience difficulties in attracting and retaining skilled personnel to process and interpret the substantial volume of imagery data that is already collected or is expected to be collected in the future.  The Company’s ability to operate successfully could be jeopardized if we are unable to attract and retain a sufficient number of skilled personnel to conduct our business.

Outlook

This Report on Form 10-KSB, including the foregoing discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other reports hereafter filed by the Company with the Securities and Exchange Commission may contain “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.    All statements other than statements of historical fact the Company makes in this Report on Form 10-KSB and such other reports filed with the Securities and Exchange Commission are forward-looking.  In particular, statements regarding industry prospects, future sales by, or revenues of the Company, and the Company’s future results of operations or financial position are forward-looking statements.  Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions identify forward-looking statements.  The Company may not meet the expectations disclosed in our forward-looking statements and investors should not place undue reliance on those statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including those set forth above under the heading “Risk Factors that could Affect Liquidity, Operating Results and Market Price of Stock” and elsewhere in this Report.  The Company disclaims any obligation to update any forward-looking statements.

ITEM 7.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by this Item are included on pages F-1 to F-21 of this Report.

ITEM 8.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On June 10, 2003, the Board of Directors of the Company dismissed the Company's accountants, Grant Thornton, LLP.  Grant Thornton LLP served as the Company's auditor beginning with the fiscal year ended March 31, 2001. The Board of Directors has appointed Malone & Bailey, PC as the Company’s auditor for the year ended March 31, 2003. They remain as the Company’s current auditors. Malone & Bailey’s office is located at 2925 Briarpark, Suite 930 Houston, TX 77042.

During the fiscal year ended March 31, 2007, and through June 30, 2007, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

ITEM 8A.	CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms or to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.   Specifically, our auditors identified adjustments related to several accounting entries concerning cutoff in accounts payable in the amount of $27,927, to adjust the fair value calculations related to stock issued for services in the amount of $673,078, to record imputed interest on related party debt in the amount of $93,155, to correct errors related to interest expense on certain of our outstanding debt in the amount of $19,167, and to correct the entries related to our settlement obligation due to our failure to return the Hyperspectral Probe in the amount of $803,770. These errors, and corresponding adjustments, resulted from error due to lack of experience of the Company’s Chief Financial Officer, acting as the Company’s bookkeeper. To strengthen our controls, we have retained the services of an outside consultant to assist with quarterly and annual reviews of our accounting data. All adjustments identified above were recorded in our consolidated financial statements as of  March 31, 2007 and for each interim period reported on Form 10-QSB.  These deficiencies have been reported to our Board of Directors and we intend to improve and strengthen our controls and procedures.

No change in the Company's internal control over financial reporting occurred during the Company's fourth fiscal quarter of fiscal 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 8B.	OTHER INFORMATION

None.

PART III

ITEM 9.	DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSON AND CORPORATE GOVERNANCE; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC and Nasdaq.  Officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.  Based solely on our review of copies of the Section 16(a) reports filed for the fiscal year ended March 31, 2007, we believe that all filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth certain information with respect to the executive officers of the Company for fiscal 2007 to the present.

Name	Age	Position

Larry F. Vance	72	Chairman and Chief Executive Officer

Tami J Story	44	Director Secretary/Treasurer/Director

(1)	Effective April, 1985, Mr. Vance was appointed as Chief Executive Officer of the Company.
(2)	Effective April, 1993, Ms. Story was appointed as Secretary and Treasurer of the Company.

Certain additional information concerning the individuals named above is set forth below.  This information is based on information furnished to us by each individual noted.

Larry F. Vance served as Chief Executive Officer of the Company from April 1985.  Since April 8, 1995, Mr. Vance has served as Chairman of the Company.  Mr. Vance is also a director of the Company and has been a full-time employee of the Company since 1985.  Mr. Vance’s training is in business and marketing. He served in a management capacity for the 3M companies, IBM, and Computer Usage Corporation prior to founding the Company.

Tami J. Story, Secretary, Treasurer and Director

Tami J. Story served in an administrative support capacity for the Company from 1991 until April 1993.  Since April 1993, Ms. Story has served as Secretary and Treasurer of the Company.  Ms. Story also serves as a director of the Company.  Ms. Story holds a degree with a major in Nursing and a minor in Business Administration.

FAMILY RELATIONSHIPS.

There are no family relationships between or among the directors, executive officers or persons nominated or charged by us to become directors or executive officers.

INVOLVEMENT IN LEGAL PROCEEDINGS.

To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or former director or executive officer of the Company: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

CODE OF ETHICS.

The Company has adopted a code of ethics.  The Company will provide to any person without charge, upon request, a copy of its code of ethics upon written request to our corporate headquarters or request emailed to earthsrch@aol.com.

AUDIT COMMITTEE.

The regulations of the SEC and OTC Bulletin Board do not mandate that the Company establish of any particular committees, and the Company does not have an Audit Committee.  Our Board of Directors has the responsibility for establishing broad corporate policies and for overseeing our overall performance. Members of the Board are kept informed of our business activities through discussions with the Chief Executive Officer and other officers, by reviewing analyses and reports sent to them, and by participating in Board and committee meetings. Our bylaws provide that each of the directors serves for a term that extends to the next Annual Meeting of Shareholders of the Company.

ITEM 10.  EXECUTIVE COMPENSATION

The following executive compensation disclosure reflects all compensation awarded to, earned by or paid to the executive offices below for the fiscal years ended March 31, 2007, 2006 and 2005.  The following table summarizes all compensation for fiscal year 2007 received by our Chief Executive Officer and Secretary and Treasurer.  Salary was the only compsnation paid to the Company's executive officers duing the last three fiscal years.

Name and Principal Position	Fiscal Year	Salary ($)	Total ($)
Larry Vance/Chairman (1)	2007	160,000	160,000
	2006	160,000	160,000
	2005	160,000	160,000
Tami J. Story/Secretary and	2007	80,000	80,000
Treasurer (1)	2006	80,000	80,000
	2005	80,000	80,000

(1) Salary was deferred unless cash flow allowed payment.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES
			Number of securities underlying unexercised options at FY-End	Value of Unexercised In-the Money Options at FY-End ($)
Name	Shares Acquired on Exercise	Value Realized ($)	Exercisable/Unexercisable	Exercisable/Unexercisable
Larry Vance	-	-	2,500,000/0	(1)%
			1,000,000/0	(2)%
			1,000,000/0	(3)%
			0/1,000,000	(4)%
			0/1,000,000	(5)%
			0/1,000,000	(6)%
Tami Story	-	-	750,000/0	(1)%
			0/1,000,000	(4)%
			0/1,000,000	(5)%
			0/1,000,000	(6) Exercisable
(1) Exercise prices $0.21 per share.
(2) Exercise prices $0.50 per share.
(3) Exercise prices $1.00 per share.
(4) Exercise prices $1.50 per share.
(5) Exercise prices $2.00 per share.
(6) Exercise prices $2.50 per share.

Employment Contracts

In October 28, 2000, the Company entered into an employment agreement with Mr. Larry Vance.  Pursuant to the agreement, the Company will pay Mr. Vance an annual salary of $160,000.  In the event of termination of Mr. Vance without cause or due to a change in control, the Company will pay Mr. Vance two years of annual salary.  Mr. Vance’s options and vesting criteria are described above and in Note 8 to the attached consolidated financial statements.

On October 28, 2000, the Company entered into an employment agreement with Ms. Tami Story.  Pursuant to the agreement, the Company will pay Ms. Story an annual salary of $80,000.  In the event of termination of Ms. Story without cause or due to a change in control, the Company will pay Ms. Story two years of annual salary.  Ms. Story ’s options and vesting criteria are described above and in Note 8 to the attached consolidated financial statements.

ITEM 11.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding ownership of the Company’s Common Stock as of March 31, 2007 by each person known by the Company to own beneficially more than five percent of the Common Stock and by all directors and officers and as a group:
Name and address of beneficial owner	Amount and nature of beneficial ownership (1)	Percent of class
Larry Vance	55,060,644 (2)	74%
P.O. Box 763
Lakeside, MT 59922

Tami Story	12,469,714	16%
P.O. Box 763
Lakeside, MT 59901

All directors and officers	67,530,358	90%
___________________________
(1)  All shares are held directly with sole voting and investment power unless otherwise indicated.
(2)  Includes 4,439 shares held by Universal Search Technology, a private company owned by Mr. Vance.

ITEM 12.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTORS INDEPENDENCE

In February 2007, Larry Vance and Tami Story, officers of the Company, agreed to loan the Company $500,000. $170,000 of the net loan proceeds were received in March 2007 and the balance was received April 2007. The loan, along with accrued interest, is due February 26, 2008 and carries a 15% annual interest rate, compounded monthly. The loan is secured by 10,000,000 shares of the Company's common stock.
None of our directors are independent, as determined under the rules of the NASDAQ Stock Market.

ITEM 13.  EXHIBITS
2.1
Agreement and Plan of Merger by and among Earth Search Sciences, Inc., ESS Acquisition Corp., Space Technology Development Corporation and the shareholders of Space Technology Development Corporation, dated December 21, 1999 (Incorporated by reference to Exhibit 2.1 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

3.1	Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3.1 to the Registrant's Forms 10-K for the fiscal years ended March 31, 1995 and March 31, 1996).

3.2	Bylaws (Incorporated by reference to Exhibit 3.2 to the Registrants’ Form 10-K for the fiscal year ended March 31, 1995).

4.1	See exhibits 3.1 and 3.2.

10.1
Memorandum of Understanding between the Registrant and Applied Signal and Imaging Technology, Inc. dated May 27, 1996 (Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-K for fiscal year ended March 31, 1996).

10.2
Contract of Sale and Leaseback dated June 10, 1997 between Registrant and Accuprobe, Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.3	Operating Agreement of ESSI Probe1 LC, dated June 3, 1997 (Incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.4
Hyperspectral Technology License Agreement between Earth Search Sciences, Inc. and Noranda Mining and Exploration, Inc. made as of December 16, 1997  (Incorporated by reference to the Registrant’s for 8-K filed on February 6, 1998).

10.5
Agreement between the Office of Naval Research and Space Technology Development Corporation Agreement for NAVY EARTHMAP OBSERVER (NEMO) dated December 10, 1997 (Incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.6
Sales Contract between Science Applications International Corp. and Space Technology Development Corp. Dated: 30 March 1998, Contract No.: STDC-98-NEMO-0003 (Incorporated by reference to Exhibit 10.6 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.7
Sales Contract between Science Applications International Corp. and Space Technology Development Corp. Dated: 30 March 1998, Contract No.: STDC-98-NEMO-004 (Incorporated by reference to Exhibit 10.7 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.8
Sales Contract between Space Systems/Loral (SS/L) and Space Technology Development Corporation (STDC). Dated 21 January 1999, Contract Number: STDC-98-NEMO-0001 (Incorporated by reference to Exhibit 10.8 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.9
Sales Contract between Litton Systems, Inc., Amecom Division (Litton Amecom) and Space Technology Development Corp. (STDC). Date 29 October 1998, Contract Number: STDC-98-NEMO-0009 (Incorporated by reference to Exhibit 10.9 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.10
Common Stock Purchase Agreement between Alpha Venture Capital, Inc. and Earth Search Sciences, Inc. Dated May 23, 2001. (Incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.11
Registration Rights Agreement between Alpha Venture Capital, Inc. and Earth Search Sciences, Inc. Dated May 23, 2001. (Incorporated by reference to Exhibit 10.11 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.12
Common Stock Purchase Warrant A between Alpha Venture Capital, Inc. and Earth Search Sciences, Inc. Dated May 23, 2001.  (Incorporated by reference to Exhibit 10.12 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.13
Common Stock Purchase Warrant B between Alpha Venture Capital, Inc. and Earth Search Sciences, Inc. Dated May 23, 2001.  (Incorporated by reference to Exhibit 10.13 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.14	Larry F. Vance employment agreement (Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for fiscal quarter ended December 31, 2000).

10.15	John W. Peel employment agreement (Incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q for fiscal quarter ended December 31, 2000).

10.16	Rory J. Stevens employment agreement (Incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q for fiscal quarter ended December 31, 2000).

10.17	Tami J. Story employment agreement (Incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q for fiscal quarter ended December 31, 2000).

10.18	John J. Sciuto employment agreement (Incorporated by reference to Exhibit 10.18 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.19
Unrestricted License Agreement for Recovery of Products from Oil Shale bgetween GENERAL SYNSFUELS INTERNATIONAL and PETRO PROBE, INC. (Incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10KSB for the fiscal year ended March 31, 2007).

10.20
Multi-platform HyperSpectral imaging "Micro Sectrometer" Development Proposal Number 05080901.  (Incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10KSB for the fiscal year ended March 31, 2007).

10.21	Promissory Note due February 2008, dated February 2007. (Incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10KSB for the fiscal year ended March 31, 2007).

10.22	Equipment Usage Agreement dated June 3, 1997, filed herewith.

16.1
Consent of Independent accountants re Registration Statement on Form No. S-1 (No. 333-66100). (Incorporated by reference to Exhibit 16.1 to the Registrant’s form 10-K for fiscal year ended March 31, 2004).

16.2
Statement under oath of Principal Executive Officer and Principal Financial Officer regarding facts and circumstances relating to exchange act filings.  Incorporated by reference to Exhibit 16.2 to the Registrant’s form 10-K for fiscal year ended March 31, 2004

21.1.1	List of Subsidiaries (Incorporated by reference to Exhibit 21.1.1 to the Registrant's Form 10-K for fiscal year ended March 31, 2000)

23.1	Consent of Malone & Bailey, filed herewith

31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith

31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith

32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C Section 1350, filed herewith

32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, filed herewith

ITEM 14.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees, including reimbursements for expenses, for professional audit services rendered by Malone & Bailey for the audits of our annual financial statements and interim reviews of our quarterly financial statements for the years ended March 31, 2007 and March 31, 2006 and fees billed for other services rendered by Malone & Bailey during those periods.
	Fiscal 2007	Fiscal 2006
Audit Fees (1)	$50,000	$44,000
Audit Related Fees (2)	$0	$0
Tax Fees (3)	$0	$0
All Other Fees (4)	$0	$0
Total	$50,000	$44,000

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EARTH SEARCH SCIENCES, INC.

By
Larry F. Vance
Chief Executive Officer
Date:

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title

Chairman, Chief Executive Officer and Director
Larry F. Vance
Date:

Corporate Secretary, Treasurer and Director
Tami J. Story
Date:

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors
    Earth Search Sciences, Inc.
    Lakeside, Montana

We have audited the accompanying consolidated balance sheet of Earth Search Sciences, Inc. as of March 31, 2007, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the two years then ended. These financial statements are the responsibility of Earth Search's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Earth Search Sciences Inc., as of March 31, 2007, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Earth Search will continue as a going concern. Earth Search incurred losses from operations of $5,889,080 and $1,461,954 for fiscal 2007 and 2006, respectively and has an accumulated deficit of $58,234,889 and a working capital deficit of $11,951,632 as of March 31, 2007. These factors, among others, as discussed in Note 2 to the financial statements; raise substantial doubt about Earth Search's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Malone & Bailey, PC
Houston, Texas
www.malone-bailey.com
July 16, 2007, except for Note 10, as to which the date is September 10, 2007.

F-1

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED BALANCE SHEET
March 31, 2007

ASSETS

Current assets:
Cash	$23,182
Accounts receivable	132
Loan costs, net of $199,998 accumulated amortization	28,225
Total current assets	51,539

Property and equipment, net of $832,208 accumulated depreciation	309,944
TOTAL ASSETS	$361,483

LIABILITIES

Current liabilities:
Accounts payable	$1,151,437
Accrued expenses	733,917
Accrued officers’ compensation	1,082,317
Notes payable - current portion	902,287
Settlement obligation	5,434,259
Stockholder loans	2,698,954
Total current liabilities	12,003,171

Notes payable less current portion	369,820
Total liabilities	12,372,991

Commitments and contingencies	-

STOCKHOLDERS’ DEFICIT

Series A preferred stock; 200,000 shares authorized, none
issued and outstanding; liquidation preference $1,000,000	-
Common stock, $.001 par value; 200,000,000 shares
authorized; 96,327,473 shares issued and outstanding	96,328
Additional paid-in capital	46,577,053
Treasury stock	(200,000)
Subscription receivable	(250,000)
Accumulated deficit	(58,234,889)
Total stockholders’ deficit	(12,011,508)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$361,483

See accompanying summary of accounting policies
and notes to financial statements.

F-2

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended March 31, 2007 and 2006
	2007	2006

Revenues	$91,429	$399,742

Operating expenses
General and administrative	5,714,411	1,474,602
Bad debt expense	22,819	20,130
Depreciation, amortization and depletion	243,279	339,646
Impairment	-	27,318

Total expenses	5,980,509	1,861,696

Loss from operations	(5,889,080)	(1,461,954)

Other income (expense)
Gain on debt retirement	10,132,522	1,569,917
Interest expense	(594,550)	(2,297,210)

Net income (loss)	$3,648,892	$(2,189,247)

Basic and diluted:
Income (loss) per share	$0.04	$(0.03)
Weighted average common shares outstanding	81,385,420	76,280,791
See accompanying summary of accounting policies
and notes to financial statements.

F-3

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
Years Ended March 31, 2007 and 2006

			Additional
	Common	Stock	Paid-in	Treasury	Subscription	Accumulated
	Shares	Amount	Capital	Stock	Receivable	Deficit	Total
Balances at March 31, 2005	72,762,836	$72,762	$42,518,196	$(200,000)	-	$(59,694,534)	$(17,303,576)

Issuance of common stock for cash	250,000	250	62,250				62,500

Issuance of common stock for debt	106,667	107	9,493				9,600

Issuance of common stock for services rendered	4,224,639	4,225	672,854				677,079

Issuance of common stock for loan extension	353,500	354	123,372				123,726

Warrants for loan extension	-	-	92,494				92,494

Warrants for services	-	-	17,182				17,182

Net loss						(2,189,247)	(2,189,247)

Balances at March 31, 2006	77,697,642	$77,698	$43,495,841	$(200,000)	-	$(61,883,781)	$(18,510,242)

Issuance of common stock for loan and interest conversion	375,000	375	74,625				75,000

Shares issues under subscription receivable	2,500,000	2,500	247,500		(250,000)		-

Issuance of common stock for services rendered	14,554,831	14,555	2,475,132				2,489,687

Issuance of common stock for loan extension	400,000	400	71,600				72,000

Issuance of common stock for Directorship	800,000	800	119,200				120,000

Imputed interest	-	-	93,155				93,155

Net loss	-	-				3,648,892	3,648,892

Balances at March 31, 2007	96,327,473	$96,328	$46,577,053	$(200,000)	$(250,000)	$(58,234,889)	$(12,011,508)

See accompanying summary of accounting policies
and notes to financial statements.
F-4

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended March 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$3,648,892	$(2,189,247)
Adjustments to reconcile net loss to
cash used in operating activities:
Common stock issued for services
and interest expense	2,681,687	677,079
Warrants issued for services	-	17,182
Common stock issued for debt	-	9,600
Depreciation, amortization and depletion	243,279	339,645
Asset impairment	-	27,318
Gain on debt retirement	(10,132,522)	(1,569,917)
Imputed interest	93,155	-
Bad debt	22,819	20,130

Changes in assets and liabilities:
Accounts receivable	(5,980)	27,801
Accounts payable –related party	147,445	-
Accounts payable and accrued expenses	2,786,593	2,263,333
Accrued officers compensation	240,000	240,000
NET CASH USED IN OPERATING ACTIVITIES	(274,632)	(137,076)
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(1,086)	(5,246)
NET CASH USED IN INVESTING ACTIVITIES	(1,086)	(5,246)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from stockholder loans, net	258,000	370,745
Proceeds for the sale of common stock	-	62,500
Payment for loan extension	-	(62,000)
Repayments on notes payable	-	(197,200)
NET CASH PROVIDED BY FINANCING ACTIVITIES	258,000	174,045
NET CHANGE IN CASH	(17,718)	31,723
CASH AT BEGINNING OF PERIOD	40,900	9,177
CASH AT END OF PERIOD	$23,182	$40,900

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$-	$-
Taxes paid	-	-

Non-cash financing and investing activities:
Common Stock issued for loan extension	$72,000	$123,726
Common Stock issued for debt repayment	75,000	-
Warrants for loan extension	-	92,494

See accompanying summary of accounting policies
and notes to financial statements.

F-5

EARTH SEARCH SCIENCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Earth Search Sciences, Inc. (referred to herein as the "Company" or 'ESSP") collects high value hyperspectral imagery of the Earth's surface utilizing its proprietary hyperspectral imaging sensor, principally in North America.  This imagery is either sold to end users via contracts to collect the information or collected for ESSI's own exploration purposes. ESSI also performs a range of imagery processing services. Information collected by the sensor has applications in natural resources development, environmental monitoring and remediation, wildlife habitat monitoring, hydrocarbon exploration and development, agricultural assessment and planning, including weed species identification, land use planning, forestry monitoring and planning, homeland security and target identification for defense surveillance.

ESSI has four wholly-owned subsidiaries: Skywatch Exploration, Inc., Polyspectrum Imaging, Inc., Geoprobe, Inc., and STDC, Inc.  In addition, there are five majority-owned consolidated subsidiaries:  Earth Search Resources, Inc., Eco Probe, Inc., ESSI Probe 1 LC, Petro Probe, Inc. and Terranet, Inc.

All of these subsidiaries are inactive except Petro Probe, which has minimal operating activity.

The majority-owned Petro Probe, Inc. was formed to identify and develop hydrocarbon properties by utilizing ESSI's hyperspectral instruments, hydrocarbon geologists, and imagery processors.

In fiscal 2007 and 2006, ESSI operated its airborne hyperspectral sensors under contracts with third parties in several areas around the United States. Contracts to operate the sensors in the United States as an ecological, agricultural, hydrocarbon, and target identification contributed approximately $91,429 and $302,901 to revenue in fiscal 2007 and 2006, respectively.

In previous years, ESSI engaged in several different business activites including our airborne hyperspectral services, satellite development and oil and gas production business lines. However, our current operations are centered around our airborne hyperspectral business for which we had limited operations during fiscal year 2006.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of ESSI and its subsidiaries. All significant intercompany transactions have been eliminated.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

ESSI considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

ACCOUNTS RECEIVABLE

ESSI uses the allowance method of accounting for doubtful accounts. The year-end balance is based on historical collections and management’s review of the current status of existing receivables and estimate as to their collectibility.  Bad debt expense is recognized based on management’s estimate of likely losses per year, based on past experience and an estimate of current year uncollectible amounts.

F-6

As of March 31, 2007, the amounts carried in accounts receivable were considered by management to be collectible in full.  As a result, there was no allowance for doubtful accounts for the year ended March 31, 2007.

FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities approximate their carrying amounts in the financial statements.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation. ESSI recognizes depreciation on its property and equipment using the straight-line method over estimated useful lives ranging from five years for computers and software, vehicles and equipment to ten years for the two hyperspectral sensors.

Major repairs or replacements of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

OIL AND GAS PROPERTIES

ESSI uses the successful efforts method to account for its oil and gas properties.  Costs incurred for property acquisition, exploration, and drilling related to its oil and gas properties are capitalized. Once the project is completed, and, if oil or gas is located, costs capitalized to date on the specific project are amortized under the unit-of-production method as revenue is recognized.  Capitalized costs for unsuccessful projects are expensed when that determination is made.

Based on the agreements for the working interests in oil and gas properties, ESSI will proportionately share in future revenues as well as future operating and drilling costs.  Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance.

Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of-production method.

We account for asset retirement obligations in accordance with the provisions of SFAS No. 143 “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires ESSI to record the fair value of an asset retirement obligation as a liability in the period in which it incurs the legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction development, and/or normal use of the assets. At March 31, 2007, the fair value of the oil and gas properties’ site restoration costs are insignificant. Consequently, there is no accrual at March 31, 2007.
During fiscal years 2006 and 2007, oil and gas activity was minimal and all producing wells were closed and fully imaired as of March 31, 2006.  In addition, the amount retirement obligation related to related to their properties is minimal.

REVENUE RECOGNITION

ESSI recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.  This typically happens when services are rendered under contracts for airborne hyperspectral services and imaging processing services.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. ESSI evaluates long-lived assets to determine potential impairment by comparing the carrying amount to the undiscounted estimated future cash flows of the related assets. In Fiscal 2006 ESSI incurred unsuccessful oil and gas properties write-offs of $27,318. Due to the uneconomical nature of the well at March 31, 2006, it was not feasible to estimate future cash flows to be provided by ESSI’s long-lived assets, therefore the assets were fully impaired.

F-7

INCOME TAXES

ESSI recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered.  ESSI provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

MINORITY INTEREST

Losses from subsidiaries with minority interest are allocated to the minority interest liability account based on the percentage of minority interest ownership.  Once losses applicable to the minority interest in the subsidiary exceed the minority interest in the equity capital of the subsidiary, then no additional losses will be allocated to the minority interest liability account.

NET LOSS PER COMMON SHARE

Net loss per common share has been computed based on the weighted average number of ESSI's common shares outstanding.  Common stock equivalents have not been considered in the diluted net loss per share calculation because their effect on net loss per share is anti-dilutive.

STOCK-BASED COMPENSATION

ESSI issues stock as compensation to employees and outside consultants for services provided to the company.  These shares are recorded at the fair value of the stock as measured on the date or dates the service was provided.

For the years ended March 31, 2007 and 2006, ESSI had no stock option issuances.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ESSI does not expect the adoption of any recently issued accounting pronouncements to have a significant impact on its financial position, results of operations or cash flows.

F-8

NOTE 2 - GOING CONCERN

As shown in the accompanying financial statements, ESSI incurred losses from operations of $5,889,080 and $1,461,954 for fiscal 2007 and 2006, respectively and has an accumulated deficit of $58,234,889 and a working capital deficit of $11,951,632 as of March 31, 2007. These conditions raise substantial doubt as to ESSI’s ability to continue as a going concern. Management is trying to raise additional capital through sales of stock. The financial statements do not include any adjustments that might be necessary if ESSI is unable to continue as a going concern.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at March 31, 2007:

	Life	Amount
Aircraft	10	$925,795
Equipment	5	216,357
		1,142,152
Less: accumulated depreciation		(832,208)
Property and equipment, net		$309,944

Depreciation expense totaled $104,935 and $104,223 in fiscal 2007 and 2006, respectively.

NOTE 4 - NOTES PAYABLE

Notes payable consists of the following at March 31, 2007:

Installment note payable with a balloon due September 15, 2006, secured by ESSI’s assets, with interest at 15%, due in monthly installments of $18,042	$836,618

Installment note payable secured by producing oil and gas property, with interest at 15%, due in monthly installments of $6,929	367,824

Other	67,665

Less: current portion	(902,287)
Total	$369,820

F-9

NOTE 5 - STOCKHOLDER LOANS

ESSI has financed its operations in part by funds received from advances by shareholders. These advances are in the form of unsecured promissory notes and bear interest at rates ranging from 8% to 10%. As of March 31, 2007, stockholder loans totaled $2,698,954 including interest accrued on such advances of $935,060.

NOTE 6 - ACCRUED OFFICERS' COMPENSATION

Accrued compensation consists of the cumulative unpaid compensation due to corporate officers (Chairman, Chief Executive Officer, Chief Financial Officer and Secretary). ESSI recorded officer compensation, accrued payroll taxes and accrued interest of $321,852 and $385,991 during fiscal 2007 and 2006, and included these amounts in general and administrative expenses. ESSI is accruing interest on the accrued compensation balances at a rate of 8.5%, compounded quarterly. ESSI is making full salary payments to these officers as cash flow allows.

On March 7, 2005, two officers signed releases of deferred compensation and accrued interest totaling $1,657,507. This transaction was considered a contribution to capital.

NOTE 7 - INCOME TAXES

ESSI recorded no provision for income taxes in fiscal 2007 and 2006 due to the operating losses incurred from inception to date.

The tax effect of temporary differences between financial reporting and the tax bases of assets and liabilities relate to the following:

At March 31, 2007, deferred tax assets consisted of the following:

Deferred tax assets
Net operating losses	$5,200,000
Less: valuation allowance	(5,200,000)
Net deferred tax asset	$-

The cumulative net operating loss carry-forward is approximately $14,850,000 at March 31, 2007, and will expire in the years 2015 through 2027. The deferred tax asset has been fully reserved because ESSI is unable to anticipate future taxable income to realize the potential benefits of the gross deferred tax asset.

The annual amount of tax loss carryforward, which can be utilized, may be limited due to the substantial changes in the company's ownership as defined by section 382 of the Internal Revenue Code, which may occur in the future.  Such limitations could result in the expiration of a part or all of the loss carryforwards before their utilization.

NOTE 8 - OFFICER AND DIRECTOR STOCK OPTIONS

In August 1997, the Board of Directors granted performance based options to ESSI's Chairman, President and Chief Executive Officer to each purchase 12,500 shares of ESSI's stock at exercise prices ranging from $200 per share to $1,000 per share and to ESSI's Secretary to purchase 2,500 shares of ESSI's stock at an exercise price of $200 per share. All of these performance based stock options are exercisable for a period of 24 months from the date of vesting.  The options will be deemed vested for each individual if that individual is employed by ESSI on the first date on which the closing market price of ESSI's common stock equals or exceeds the price per share performance targets for 30 consecutive days. The specific vesting criteria for these options are described below:

F-10

When and if the closing market price of common stock equals or exceeds each of the following prices $0.50, $1.00, $1.50, $2.00 and $2.50 per share for 30 consecutive days, each of the three individuals shall become fully vested with an option to purchase 1,000,000 shares of common stock for each milestone at a price equal to the milestone price of $0.50, $1.00, $1.50, $2.00 and $2.50 per share, exercisable for a period of 24 months from the date of vesting.

During fiscal 2001, the Board of Directors approved performance based bonuses in the form of options to ESSI’s officers.  The specific vesting criteria for these options are described below:

10% of options shall be considered vested and bonused as paid in full shares for past services to ESSI; 15% of all options shall become vested and paid in full when ESSI is successful in obtaining a commitment from a strategic partner, financial institution, reputable investment banker or other source in raising capital sufficient to fund the NEMO program (shut down in 2002 - see Note 5); 20% vested and paid in full when successful in raising gross capital of at least $6,000,000; 20% vested and paid in full when successful in raising gross capital of at least $30,000,000; 20% vested and paid in full when successful in raising gross capital of at least $100,000,000; and 15% vested and paid in full in the event the NEMO program is successfully funded.

For the years ended March 31, 2007 and 2006, there were no option granted.

The following table summarizes the employee stock option transactions described above.

	Shares under	Weighted-average
	option	exercise price
Balance, March 31, 2005	54,593	$442
Options granted	--	--
Options cancelled	--	--
Options exercised	--	--
Balance, March 31, 2006	54,593	$442
Options granted	--	--
Options cancelled	--	--
Options exercised	--	--
Balance, March 31, 2007	54,593	$442

Options outstanding and exercisable as of March 31, 2007:
	- - Outstanding - -		Exercisable
	Number	Remaining	Number
Exercise Price	of Shares	Life	of Shares
$20	625	1 year	625
28	375	1 year	375
56	906	.5 year	906
56	312	1 year	312
60	875	.5 year	875
84	12,500	1 year	12,500
140	875	.5 year	875
200	8,750	1 years	8,750
400	6,875	1 years	6,875
600	7,500	1 years	7,500
800	7,500	1 years	7,500
1,000	7,500	1 years	7,500
	54,593		54,593

F-11

NOTE 9 – STOCK TRANSACTIONS
COMMON STOCK:

During fiscal 2006, ESSI issued:

•	250,000 shares of stock for $62,500 in cash.

•	4,224,639 shares of stock valued at $677,079 to various individuals for services rendered.

•	106,667 shares of stock valued at $9,600 for debt.

•	353,500 shares of stock valued at $123,726 for a six-month loan extension to December 31, 2005.

•
350,000 warrants valued at $92,494. The warrants are immediately exercisable at $0.50 at the holder's option for one year from the grant date, April 5, 2005. The warrants were valued using the Black Scholes model with volatility of 209% and a discount rate of 2%.

•
100,000 warrants valued at $17,182. The warrants were issued to consultants for services. 50,000 warrants are exercisable at $0.50 and 50,000 are exercisable at $0.25. The warrants are immediately exercisable at the holder's option for one year from the grant date, June 22, 2005. The warrants were valued using the Black Scholes model with volatility of 209% and a discount rate of 2%.

During fiscal 2007, ESSI issued:

•	14,954,831 shares of stock valued at $2,561,687 to various individuals for services rendered.

•	375,000 shares of stock valued at $75,000 for loan and interest conversion.

•	800,000 shares of stock valued at $120,000 for directors compensation.

F-12

NOTE 10 –FORGIVENESS OF DEBT

On March 23, 2005, we entered into a settlement agreement with Accuprobe to return an airborne hyperspectral sensor (Probe) and to settle the outstanding obligations under the related capital lease. Under this agreement, we were required to return the Probe on or before August 31, 2005. In the event that the Probe is not returned, we would be charged a shipping, handling and disposition fee of $250,000, plus rents, interest and late fees. Interest related to the $250,000 begins accruing on September 2, 2005 at an annual rate of prime plus 4%. In addition, rent is to be accrued at $250,000 per year beginning April 10, 2000. Interest on unpaid rent accrues at a rate of prime plus 2% through August 31, 2005 and is due quarterly. After August 31, 2005, interest related to the unpaid rent ceases and is replaced with a 5% late fee calculated on the entire balance due at the end of each month.

At March 31, 2006, we had accrued $4,390,016 in debt and interest related to the capital lease of the Probe. Under the settlement agreement, the new liability using the calculations outlined above was $2,820,099 at March 31, 2006. Consequently, we recorded a $1,569,917 gain on debt forgiveness.

In March 2007, we recorded a $10,132,522 net gain on the settlement of certain debt incurred in connection with a U.S. Government project called Naval Earth Map Observer (NEMO). This agreement was originated on January 21, 1999, however, the NEMO project was subsequently cancelled and all work on the project ceased. At that time, ESSI, through its subsidiary Space Technology Development Corporation (STDC), recorded liabilities associated with the subcontract agreements totaling $10,132,522. As of March 31, 2007, no significant claims had been filed against ESSI, STDC or any ESSI subsidiaries related to the NEMO contract. STDC ceased performance in November 2000, so any breach of contract would have occurred over six years ago.  Action against ESSI, STDC or any ESSI subsidiary would be barred by the applicable statute of limitations under federal law and the laws of California, Virginia, Maryland and Delaware. Accordingly, we recognized  the gain pursuant to SFAS 140.

NOTE 11 - COMMITMENT AND CONTINGENCIES

ESSI was in dispute with another party over a leaseback purchase agreement for a Hyperspectral Probe. During the fourth quarter of fiscal 2005, both parties signed a mutual release in which ESSI was to return the Probe and ESSI would be released of amounts owed to the other party as of the date the Probe is returned. ESSI agreed to return the Probe at the end of August 2005; however, as of the end of fiscal 2006, ESSI has not returned the Probe. As a result, ESSI is in default, and based on the terms of the settlement agreement, ESSI is obligated to pay significant late fees. Based on the terms of the settlement agreement, as of March 31, 2007, management estimates the settlement obligation to be $5,434,259 which reflects a 5% late fee imputed each month on the outstanding balance due. As of March 31, 2007, management has recognized an accrual for the estimated obligation.

In October of 2002, Terranet, Inc. a subsidiary of ESSI, received notice of a judgment issued by the Supreme Court of British Columbia in regards to monies owed resulting from a contract with plaintiff Cal Data Ltd., of Vancouver, B.C. The plaintiff alleged that seventy-five thousand dollars was overdue from invoices for services dating from January of 2002 to October, 2002. Management is examining its position and has accrued a $74,603 liability associated with this demand in its financial statements.

NOTE 12 - SUBSEQUENT EVENTS

In February 2007, two officers of the Company agreed to loan ESSI $500,000, which is evidenced by a promissory note.  $170,000 of the net loan proceeds were received in March 2007 and the remaining balance was received in April 2007.  The note, along with accrued interest, is due in February 28, 2008 and carries a 15% per annum interest rate, compounded monthly.  The note is secured by 10,000,000 share of ESSI common stock, which becomes payable upon default.  In addition, ESSI received a $250,000 loan from another shareholder, which was received in April 2007.
F-13

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-KSB/Amendment No. 1

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM TO

COMMISSION FILE NUMBER 000-19566

EARTH SEARCH SCIENCES, INC,
(Name of Small Business Issuer in its charter)

Utah	870437723
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

306 Stoner Loop Road, #6, Lakeside, Montana	59922
(Address of principal executive offices)	(Zip code)

Issuer's telephone number (406) 751-5200

Securities registered under Section 12(b)
of the Exchange Act: None

Title of each class	Name of each exchange on which Registered

Securities registered under Section 12(g) of the Exchange Act:
Common Stock
(Title of class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.  ☒

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒   No  ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐   No  ☒
State issuer's revenues for its most recent fiscal year. $399,742.

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within the past 60 days. At the closing price of the stock as of March 31, 2006 of $0.20, the approximate aggregate market value of voting stock held by non-affiliates is $2,194,000.
As of March 31, 2006, 77,697,642 shares of Common Stock, $.001 par value, of the registrant were issued and outstanding.

PART I

ITEM 1.	BUSINESS
Earth Search Sciences, Inc. has four wholly-owned subsidiaries: Skywatch Exploration, Inc., Polyspectrum Imaging, Inc., Geoprobe, Inc., and STDC, Inc. In addition, there are five majority-owned consolidated subsidiaries: Earth Search Resources, Inc., Eco Probe, Inc., ESSI Probe 1 LC, Petro Probe, Inc. and Terranet, Inc. The 50% owned subsidiary ESSI Probe 1 LC was formed as a joint venture to own and operate hyperspectral instruments. All subsidiaries, excepting Petro Probe, were inactive during the fiscal year ended March 31, 2006.

The Company utilizes an aircraft mounted hyperspectral remote sensing instrument to gather precise geological data from the surface of the Earth. Solar energy is reflected from surface materials and the instrument, called “Probe-1”, captures the data in digital form. The Probe 1 sensor is an imaging spectrometer, specifically a "whiskbroom style" opto-mechanical scanner system that collects data in a cross-track direction by mechanical scanning and in an along-track direction by movement of the airborne platform.  The sensor uses a diffraction grating to direct reflected sunlight onto four detector arrays covering the 400 to 2500 nanometer range of the electromagnetic spectrum. ). In the VNIR and SWIR, the at-sensor radiance is dispersed by four spectrographs onto four detector arrays. Spectral coverage is nearly continuous in these regions with small gaps in the middle of the 1.4 and 1.9 nm atmospheric water bands. In order to avoid geometric distortions in the recorded imagery, the Probe-1 is mounted on a 3 axis, gyro-stabilized mount. Geolocation of nadir pixels is assisted by the recording of aircraft GPS positional data and tagging each scan line with a time that is referenced to the UTC time interrupts from the GPS receiver. Incoming photons build up in the detectors to register as an electronic signal. These correlate to digital counts that indicate the amount of signal coming from the Earth’s surface. The visible wavelength detector array includes a Si detector array operated at ambient temperature, and the near-infrared, and two short wavelength IR arrays incorporate InSb arrays cooled by liquid nitrogen to 77K. Each spectrographic module provides 32 spectral channels. Data are recorded on Exabyte Mammoth tape drives, two of which are installed to provide an on-line storage capacity of up to 80 GB. The Probe 1 sensors currently generate data at approximately 2.5 MB per second.

Each data set includes what can be described as 128 images, each collected at a different wavelength.  When the data are converted to reflectance, materials on the Earth’s surface can be identified based upon diagnostic absorption features.  This holds true whether the target is rocks and minerals, vegetation, or man-made materials. The detail in hyperspectral reflectance data allows identification – not just detection – of materials. Minerals that are associated with various natural resources can be identified. Vegetation health can be monitored, amounts of woody plant material available for wildfires can be assessed, noxious weeds can be mapped, and detailed post fire burn severity maps can be generated. Conditions concerning water quality – turbidity, etc. can also be mapped. As data processing costs come down, more and more scientists working in different applications are using hyperspectral data as so much more information can be derived about materials on the Earth’s surface.  The spectral data is processed to identify unique spectra in the image. The captured and processed spectra are compared to a library of known material spectra called “digital fingerprints” and the output allows the identification of mineral, compounds and organic matter and the determination of vegetative conditions.

Minerals identified with the Probe 1 include alunite, kaolinite, dickite, smectite, pyrophyllite, buddingtonite, gypsum, calcite, dolomite, Fe chlorite, Mg chlorite, tremolite, muscovite, illite, goethite, hematite, tourmaline.  Many more are possible.  Detection  may be limited  if there is not  enough of the mineral filling a pixel (perhaps < 5%). The minerals need to be exposed at the surface, so 90-100% vegetation cover precludes identification. Also, minerals exposed but in shadows are difficult to detect. Some mixtures of minerals may be difficult to identify, but skilled interpreters can often do it.  And field checks are helpful in these cases.

Hyperspectral imaging technology has been used for over 20 years for a variety of applications.  More and more companies are realizing the benefits.  Most recently, the Probe was used to identify mineral anomalies in vegetated terrain in New Mexico. These new targets were field checked and high values of gold and platinum were found.  The field geologist, who had never worked with hyperspectral data before was impressed with the accuracy.  He recommended drilling targets that were discovered using Probe data. An article describing this will be published in an upcoming Special Publication of Economic Geology.

Minerals identified with the Probe 1 include alunite, kaolinite, dickite, smectite, pyrophyllite, buddingtonite, gypsum, calcite, dolomite, Fe chlorite, Mg chlorite, tremolite, muscovite, illite, goethite, hematite, tourmaline.  Many more are possible.  What may limit detection is not enough of the mineral filling a pixel (perhaps < 5%). The minerals need to be exposed at the surface, so 90-100% vegetation cover precludes identification. Also, minerals exposed but in shadows are difficult to detect. Some mixtures of minerals may be difficult to identify, but skilled interpreters can often do it.  And field checks are helpful in these cases.  Hyperspectral imaging technology has been used for over 20 years for a variety of applications.  More and more companies are realizing the benefits.  Most recently, the Probe was used to identify mineral anomalies in vegetated terrain in New Mexico. These new targets were field checked and high values of gold and platinum were found.  The field geologist, who had never worked with hyperspectral data before was impressed with the accuracy.  He recommended drilling targets that were discovered using Probe data. An article describing this will be published in an upcoming Special Publication of Economic Geology.

Data collected at different times should not hinder identification of materials as long as the sensor is calibrated regularly and the solar signal is strong (we recommend collections with the sun angle being at least 30 degrees). Regarding environmental applications, suitable ones include mapping fuel or oil spills, noxious weeds or other invasive plant species, suspended sediments in water bodies, algae blooms in lakes, etc.  Landsat TM satellite data has been used for decades to map various land cover materials.  Hyperspectral data can identify many more materials than multispectral satellite data so land-use management is optimimized.

Minerals can be identified in the time it takes to collect and analyze the data – perhaps as little as a day or two.  Analysis of reflectance data from instruments such as the Probe have been used to identify minerals remotely, that are impossible to identify in hand sample.  Previously field geologists would send samples that were difficult to absolutely identify to the lab to do chemical or x-ray diffraction analysis. This process takes several days or weeks. Probe reflectance data can identify quickly any mineral with distinctive absorption features. And it has been shown that mineral maps produced from hyperspectral data are more accurate than some produced by geologists in the field, particularly where access is difficult and geologist can’t walk all the ground.  Oil and gas, not being typically exposed at the surface, is typically keyed in on using specific alteration minerals developed by hydrocarbon microseepage or the presence of stressed vegetation.

The Company initially developed the exploration capability of the hyperspectral technology with Noranda Mining Company and its affiliates, all major mineral explorers and producers. Under license the Company provided hyperspectral data to Noranda which processed the raw hyperspectral data and used the resulting product for both its own internal mining exploration purposes as well as to resell (profitably) to other firms. As a result of the license the Company received fees and is due to receive net smelter royalties from new mines established from the program.  Targets were flown in Chile, Peru and the North West Territories in Canada. The results of this contract were featured by Noranda representatives at the 2004 Prospectors & Developers Association of Canada conference. The strategy of participating in this type of license arrangement led to the development of a joint venture approach to marketing the hyperspectral technology.

In mining and hydrocarbon exploration, Probe data has proven useful for mapping minerals related to potentially economic deposits of natural resources.  In particular, it has been used for gold, silver, platinum and copper exploration. Hyperspectral data has been useful for detecting vegetation stress, identifying crops, and mapping noxious weeds. One interesting ecological application is mapping degrees of burn severity after wild fires.  Hyperspectral data allows researchers to provide more detailed burn severity maps to the Forest Service and others.  This important in that information is needed on how effectively areas will recover.  The American Geophysical Conference in December this year will have some papers on this topic.

In its search for joint venture partners who have rights to adequate mineral claims the Company has encouraged the creation of an alliance with two other companies. Phoenix Wyoming Inc., a Colorado private company under the direction of  William Pelton PhD, and Geotechnical Business Solutions, a private Canadian company under the direction of John Gingerich P. Geo. From 1996 to 2002 John Gingerich held the position of Director, Research and Technical Innovation Noranda Inc., Exploration Group. Other positions held in Noranda: 1992 to 1996 Senior Geophysicist Latin America; 1990 to 1992 Senior Geophysicist (Regional) Western Canada and 1987 to 1990 Division Geophysicist. Dr. Pelton has also indicated strong interest for involvement in the oil shale recovery program. Both parties are in position to complete negotiations based on the Company confirming the availability of the data collection aircraft.

Since 1997, the Company has also collected and holds a substantial archive of Probe 1 imagery from Kazakhstan, Australia, British Columbia, Ontario, Quebec, Peru, Chile, Mexico, California, Nevada, Arizona, Idaho, Montana, and Utah.  At the present time the value of this data archive has not been independently appraised nor is the value of this archive reflected in the financial statements. With approximately 200,000 sq. km. of mineral oriented data the Company believes there is a market for the information. This year the company has begun to market the archive.

In the fiscal year 2006, the Company’s sensors were operated in the United States and abroad.  Contracts to operate the sensors in the United States as an ecological, mining, agricultural, and hydrocarbon target identification tool produced revenues of $302,901 in fiscal year 2006, respectively.  During fiscal year 2006, we also had revenues of $96,841 related to oil and gas activities, which ceased during that same fiscal year.

History

In December, 1985 the Company acquired all of the outstanding shares of common stock of a privately held company known as Earth Search Sciences, Inc. (ESSI), a Utah corporation formed on August 29, 1985.  The Company issued 13,639,600 shares of its common stock in exchange for ESSI's outstanding shares.  This merger was a reverse acquisition and accounted for as a pooling of interests.  Accordingly, the assets and liabilities of the two companies were combined at their recorded net book values.  In August, 1987 the Company changed its name to Earth Search Sciences, Inc. and in November, 1987 ESSI was dissolved. The Company has since re-incorporated in Nevada.

Since 1997, the Company has collected and holds a substantial archive of Probe 1 imagery from Kazakhstan, Australia, British Columbia, Ontario, Quebec, Chile, Mexico, California, Nevada, Arizona, Idaho, Montana, and Utah.  At the present time the value of this data archive has not been independently appraised nor is the value of this archive reflected in the financial statements. However the Company has undertaken a marketing campaign to sell the data to mineral exploration companies and is currently reviewing initial inquiries.
In 1999 the Company was approached by the US Navy to participate in a joint venture to acquire ownership of a proposed remote sensing satellite. Under the direction of Office of Naval Research’s (ONR) Naval Space Science and Technology Program Office, the Naval EarthMap Observer (NEMO) satellite would be capable of meeting the hyperspectral and panchromatic needs of many end users with timeliness and spatial resolution improved over existing commercial systems.

The ONR signed an Other Transaction with the Space Technology Development Corporation (STDC) of Arlington, VA to develop NEMO in conjunction with the Defense Advanced Research Projects Agency (DARPA) Dual Use Applications Program (DUAP). DUAP is a joint program of the Army, Navy, Air Force, DARPA, Director Defense Research and Engineering (DDR&E), and the Deputy Under Secretary of Defense for International and Commercial Programs.

Subsequent to March 31, 2002,  STDC received notification from the ONR that it would not extend the agreement further.

The Company believes that the statute of limitations has run with respect to liabilities incurred with sub contractors and vendors on the NEMO program and these amounts are no longer enforceable.

Corporate Focus

The Company’s mission is to continue to use remote sensing in a variety of exploration, monitoring and exploitation industries around the globe.  Remote sensing includes acquiring, processing and interpreting imagery of the Earth captured from instruments deployed on aircraft or satellites. The advantages of airborne and satellite remote sensing over other methods of gathering visual information are that data can be collected better, faster and cheaper over larger areas including sites inaccessible from the ground.    By collecting data at different times, changes can be detected that may be due to significant natural or man-made processes.  Detection of such changes can assist in environmental/land use management.

With the recent resurgence of the mining industry and the demand for new sources of supply for oil and gas, there is a greater interest in using exploration tools that are faster and more accurate. With its hyperspectral technology the Company plans to take an aggressive role in establishing itself as an active participant in the discovery of new natural resources by creating wholly owned subsidiary companies in key industries, initially mining and oil and gas. These companies will seek joint ventures with partners who can provide  technologies, human and capital resources to synergize with the Company’s assets in order to build active exploration and development programs.

This strategy is intended to produce two valuable results for the Company’s shareholders:

1. More demand for the Company's hyperspectral remote sensing services, hence more revenue generation, and
2. Equity positions with fast growth potential in multiple key industries from discoveries of rare natural resources.

Evidence of the interest in this strategy is seen in the Company’s first joint venture in the mining industry (with subsidiary company Geo Probe, Inc.). Another  joint venture is underway in the oil and gas industry (with subsidiary company Petro Probe, Inc). Other joint ventures that are in early stage discussions focus on technology research and development centers, and advanced modular, hyperspectral instrumentation utilizing nanotechnology.
Business  Segment  Information

Included  in  the  attached  financial  statements  is  business  segment information  and  financial  information about geographic areas for the Company.

Employees

As  of  March 31,  2006  the  Company  had  4  full-time  employees.

Available  Information

The  Securities  and  Exchange  Commission  maintains  an  internet site at http://www.sec.gov  that contains reports and financial information filed by the Company.  The  Company  maintains an internet site at http://www.earthsearch.com that  contains information about the Company's business, markets and technology.

Seasonal  Nature  of  Business

The  Company  experiences  the  highest  demand for its collection services April  through  October  in the Northern Hemisphere and October through April in the  Southern  Hemisphere.

Customers  and  Geographic  Areas  of  Business

In fiscal 2006, the Company operated its airborne hyperspectral sensors under contracts with third parties in several areas around the United States. In fiscal 2005 and 2004, the Company's sensors were operated in the United States and abroad. Contracts to operate the sensors in the United States as an ecological, mining, agricultural, hydrocarbon, and target identification contributed approximately $302,901, $192,297 and $258,843, to revenue in fiscal 2006, 2005, and 2004, respectively. During fiscal year 2006, we also had revenues of $96,841 related to oil and gas activities, which ceased during that same fiscal year.

ITEM 2.	PROPERTIES

The Company headquarters consist of approximately 1,500 square feet of office space in Lakeside, Montana.  All other office obligations have been cancelled.

As a 50% member of ESSI Probe I LC, an Idaho limited liability company (“Probe I LC”), the Company owns 50% of the hyper-spectral instrument owned by Probe I LC. The Company shares its ownership with the two other members of ESSI Probe I LC, Arthur W. McClain Trust and Francisco Elmudesi (the “Woodstock members”).  Pursuant to an agreement dated June 3, 1997 (the “Equipment Usage Agreement”), the Company had the right to purchase the hyper-spectral instrument until June 3, 2007 for the purchase price of $2,250,000.  The Company is in the process of negotiating an extension to the renewal period.

The Company’s data collection aircraft, a 1978 turbo prop Aero Commander, was grounded for maintenance and repairs in the summer of 2006. Both engines needed complete overhauls as well as other FAA required servicing. This interruption in the ability to service hyper-spectral clients was detrimental to the Company’s revenues in 2006. The aircraft was expected to be ready for the 2007 season. The aircraft is currently located in Toledo, Ohio at an aero commander facility, National Flight Services.

In  addition,  the  Company  owns  working  interests  in seven oil and gas properties.  (See  Note  4  to  the Notes to Consolidated Financial Statements).

ITEM 3.	LEGAL PROCEEDINGS

ESSI was in dispute with another party over a leaseback purchase agreement for a Hyperspectral Probe.  During the fourth quarter of fiscal 2005, both parties signed a mutual release in which ESSI was to return the Probe and ESSI would be released of amounts owed to the other party as of the date the Probe is returned.  The mutual release also requires the other party to return a computer and related software belonging to ESSI in exchange for the Probe.  ESSI agreed to return the Probe at the end of August 2005; however, as of the end of fiscal 2006, ESSI had not returned the Probe because the other party has not delivered the computer and related software belonging to ESSI.  As a result, ESSI is in default, and based on the terms of the settlement agreement, ESSI is obligated to pay significant late fees.  Based on the terms of the settlement agreement, as of March 31, 2006, management estimates the settlement obligation to be $2,820,099 which reflects a 5% late fee imputed each month on the outstanding balance due.  As of March 31, 2006, management has recognized an accrual for the estimated obligation.

In October of 2002, Terranet, Inc. a subsidiary company, received notice of a judgment issued by the Supreme Court of British Columbia in regards to monies owed resulting from a contract with plaintiff Cal Data Ltd., of Vancouver, B.C. The plaintiff alleged that seventy-five thousand dollars was overdue from invoices for services dating from January of 2002 to October, 2002. Management is examining its position and has accrued a $74.603 liability associated with this demand in its financial statements.

Except as described above, to the knowledge of our executive officers and directors, neither we nor our subsidiaries are party to any legal proceeding or litigation and none of our property is the subject of a pending legal proceeding and our executive officers and directors know of no other threatened or contemplated legal proceedings or litigation.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable

PART  II

ITEM 5.	MARKET FOR THE REGISTRANT'S COMMON STOCK EQUITY AND RELATED STOCKHOLDER MATTERS

(a)
Principal  Market  or  Markets.  The  Company's common stock trades in the  over-the-counter  market.  The range of reported high and low bid quotations for the Company's common stock, as set forth below, reflect interdealer  bid  prices,  without  retail  markups,  markdowns, commissions,  or  adjustments  as reported in the NASDAQ "pink sheets" and  do  not  represent  actual  transactions.

Quarter Ended	High	Low

June 30, 2004	.01	.01
September 30, 2004	.01	.01
December 31, 2004	.01	.01
March 31, 2005	.40	.30

June 30, 2005	.16	.12
September 30, 2005	.07	.06
December 31, 2005	.11	.10
March 31, 2006	.20	.20

(b)
Approximate  Number  of  Holders  of  Common  Stock.  The  number  of record  owners  of the Company's $.001 par value common stock at March 31,  2006  was approximately 1,212. This does not include shareholders that  hold  stock  in  their  accounts  at  brokers/dealers.

(c)
Dividends.  Holders  of  the  Company's  common  stock are entitled to receive  such  dividends  as may be declared by the Company's Board of Directors.  No  dividends have been paid with respect to the Company's common  stock  and  no  dividends  are  anticipated  to be paid in the foreseeable  future.

(d)
In the  last  three  years,  the  Company has made the following sales of  unregistered  securities,  all of which sales were exempt from the registration  requirements  of the Securities Act of 1933, as amended, pursuant  to  Section  4(2)  or  as  otherwise  indicated:

RECENT SALES OF UNREGISTERED SECURITIES (1)

DATE	AMOUNT OF SECURITIES SOLD	PRICE PER SHARE ($)	TOTAL CASH PROCEEDS ($)		DATE	AMOUNT OF SECURITIES SOLD	PRICE PER SHARE ($)	TOTAL CASH PROCEEDS ($)

4/6/05	353,500			(2)	4/7/05	75,000			(2)
4/8/05	85,210			(2)	4/29/05	250,000	$0.25	$62,500
5/19/05	100,000			(2)	5/25/05	800,000			(3)
6/23/05	47,102			(1)	7/22/05	75,000			(1)
9/20/05	484,125			(1)	9/27/05	87,500			(1)
11/9/05	337,083			(1)	12/7/05	281,667			(1)
1/30/06	1,600,000			(1)	3/3/06	130,048			(1)
3/6/06	28,571			(1)
(1)	Consideration paid for the shares was employee and/or consulting services.
(2)	Shares issued for debt consideration.
(3)	Consideration paid for Directorship.

Securities authorized for issuance under Equity Compensation Plans

The following table sets forth certain information on the Company's Equity Compensation Plans.  See Note 10 to the Notes to Consolidated Financial Statements for additional information on equity compensation including material terms of options granted that have not been approved by security holders.
Plan category	(a)	(b)	(c)
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)

Equity compensation plans approved by security holders (1)	-	-	-

Equity compensation plans not approved by security holders (2)	54,593	$442	-

Total	54,593	$442	-

(1)	The Company's stock options and warrants have not been approved by security holders
(2)	Excludes options for 4,000,000 shares issued as part of the acquisition of STDC

Securities authorized for private placement issuance under subsidiary companies

The subsidiary companies of Terranet, Inc. Petro Probe, Inc. and Eco Probe, Inc have issued shares of common stock to private placement investors, all of which were accredited investors as that term is defined under Regulation D. The investors executed subscription agreements and acknowledged that the securities to be issued have not been registered under the 1933 Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to acquisition of the securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

ITEM 6.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth certain selected financial data for each of the last five fiscal years with respect to the Company and is qualified in its entirety by reference to the Company's audited financial statements and notes thereto.
	As of or for the fiscal year ended
	2006	2005	2004	2003	2002

Operating revenue	$399,742	$415,702	$516,490	$786,208	$5,044,498
Net loss	(2,189,247)	(5,185,527)	(4,188,650)	(5,354,184)	(16,797,081)
Net loss per common share	(0.03)	(0.94)	(0.02)	(0.03)	(0.11)
Total assets	638,233	665,940	1,233,573	4,091,566	7,096,591
Long-term obligations	349,303	367,373	4,286,233	4,700,365	4,687,895
Stockholders' (deficit) equity	(18,510,242)	(17,303,576)	(18,690,393)	(14,879,965)	(11,310,331)
Cash dividends declared	-	-	-	-	-
Financial comparisons will be made between the fiscal years ended March 31, 2006  and  2005.

Results  of  Operations

The  Company  recognized revenue of $399,742 in 2006 compared with $415,702 in  2005.

Provision for loss on impairment of fixed assets was $27,318 and $386,628 in 2006 and 2005. General and administrative costs were $1,474,602 in 2006 compared with $4,443,170 in 2005.

Interest income in 2006 was $0 compared to $0 in 2005. In 2006 the Company recognized interest expense of $2,297,210 compared to $659,180 in 2005.

In 2006, the Company recorded minority interest in losses of consolidated subsidiaries of $0 compared to $0 in 2005. ESSI Probe 1 LC minority interest loss for a full year of operations was $0 in 2006 and 2005.

The Company recognized a net loss of $2,189,247 in fiscal 2006 compared with a net lose of $5,185,527 in 2005. The loss on a per share basis was $0.03 and $0.94 in fiscal 2006 and 2005.

On March 23, 2005, the Company entered into a settlement agreement with Accuprobe to return an airborne hyperspectral sensor (Probe) and to settle the outstanding obligations under the related capital lease.  Under this agreement, the Company is required to return the Probe on or before August 31, 2005.  In the event that the Probe is not returned, the Company is charged a shipping, handling and disposition fee of $250,000.  Interest related to the $250,000 began accruing on September 2, 2005 at an annual rate of prime plus 4%.  In addition, rent is to be accrued at $250,000 per year beginning April 10, 2000.  Interest on unpaid rent accrues at a rate of prime plus 2% through August 31, 2005 and is due quarterly.  After August 31, 2005, interest related to the unpaid rent ceases and is replaced with a 5% late fee calculated on the entire balance due at the end of each month.

At March 31, 2006, the Company has accrued $4,390,016 in debt interest related to the capital lease of the Probe.  Under the settlement agreement, the new liability using calculations outlined above was $2,820,099 at March 31, 2006.  Consequently, the Company recorded a $1,569,917 gain on debt forgiveness.

Liquidity  and  Capital  Resources

Net  cash used in operating activities was $137,076 in 2006.  Net cash used in  operating  activities was $38,872 in 2005, resulting primarily from payments for  salaries  and  services  and  changes  in  current  assets and liabilities.

At  March 31, 2006, the Company had cash of $40,900 and a  working  deficit  of  $18,574,732.

The  Company  does  not  intend to pay cash dividends to the holders of its common  stock and intends to retain future earnings to finance the expansion and development  of  its  business.

The Company, through its subsidiary Space Technology Development Corporation (“STDC”)  incurred $8,216,424 in liabilities due to vendors and subcontractors related to the Navy Earthmap Observer (“NEMO”) project with the Office of Naval Research, US Navy (“ONR”), which was terminated in 2003. Based on the Company’s liquidity, the Company has been unable to settle these liabilities. However, the Company has not received any claims or notifications related to these liabilities. The Company and outside legal counsel are reviewing the statutes of limitation to assess the enforceability of these liabilities.

The Company believes that funds generated from its operations, together with future borrowings and the equity line will allow the Company to meet current cash requirements, the failure of which would require ceasing operations.

Our current cash on hand at March 31, 2006, would not be adequate to fund our operations for more than a short period of time if we were to continue to use cash in operating activities at the same rate as in prior months. There can be no assurance that any required additional capital will be available on reasonable terms, at such time or times as required by the Company. The Board of Directors has appointed a management committee to examine the option of re-organizing and restructuring the Company to ensure that a viable avenue is available for the attraction of capital. The management committee will also recommend priority new management appointments. The Company cannot provide any assurance that additional financing will be available on acceptable terms, or at all. If adequate funds are not available or not available on acceptable terms, the Company’s business and results of operations may suffer. The Company cannot provide any assurance that we can continue operations unless we raise the additional financing we require.

There can be no assurance that additional capital beyond the amounts currently forecasted by the Company will be required or that any such required additional capital will be available on reasonable terms, at such time or times as required by the Company. The Board of Directors has appointed a management committee to examine the option of re-organizing and re-structuring the company to ensure that a viable avenue is available for the attraction of capital. The management committee will also recommend priority new management appointments.

The  total  number  of  employees  employed by the Company now numbers four people.

Off Balance Sheet Arrangement

None.

Significant  Accounting  Policies

The Company uses the successful efforts method to account for its oil and gas properties. Under this method, it capitalizes costs incurred for property acquisition, exploration, and drilling related to its oil and gas properties. Once the project is completed, and, if oil or gas is located, costs capitalized to date on the specific project are amortized under the unit-of-production method as revenue is recognized. Capitalized costs for unsuccessful projects will be expensed when that determination is made.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of production method.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates long-lived assets to determine potential impairment by comparing the carrying amount to the undiscounted estimated future cash flows of the related assets. In fiscal 2002, based on such review, the Company established a provision for loss on the NEMO program of $13,010,364.

In fiscal 2002, the Company changed its method of accounting for the sales of stock by its subsidiaries to account for these sales as increases in additional paid-in capital instead of as an increase to minority interest in the accompanying consolidated financial statements. Management believes that because of the developing nature of operations of the subsidiaries with minority interest, the new method of accounting will provide more meaningful information concerning sales of stock by its subsidiaries and, correspondingly, the minority interest liability account. The Company recognized an increase in additional paid-in capital of $1,707,868, as a cumulative effect on prior years of this change in account principles.
Future Operations

We expect limited or no material revenue in fiscal 2007 due to: (i) of the loss of use of the aircraft platform for the Probe-1 hyperspectral instrument for new data collection contracts; (ii) the sole contract for our satellite development business segment was disbanded; (iii) we determined that it was uneconomic to continue production from our oil and gas property; and (iv) we have not yet entered into any new arrangements from which we expect to derive revenue.

We are currently preparing to market new hyperspectral services, such as the sale of our archived hyperspectral data from various collections over recognized mineral regions of the Earth. We have hyperspectral data covering over 200,000 square kilometers available for sale. We are preparing to market those data collections by engaging consultants to assist in identifying potential purchasers and negotiating contracts.

The gas property that produced revenue for the Company was shut down due to a catastrophic failure of the drill casing. It is unlikely that the Company will pursue further operation of this property due to significant costs. If we are able to obtain funding on acceptable terms, the Company may seek to develop other oil and gas properties to which it has it has mineral rights.

The Company concluded a re-organization of its stock structure to ensure it could continue operations and provide for the ability to continue its business model and business strategy. New capital investment in the Company is being sought. In order to achieve maximum results, the Board of Directors also approved Board and Senior Management changes.

The Company will continue to operate in the mineral and hydrocarbon resource exploration areas where the Company will operate its remote sensing instruments for its own use and secure equity interests in promising properties identified from the remote sensing imagery.

Research  and  Development of next generation hyperspectral instrumentation is  continuing.  The Company is pursuing the approval of nano-technology patents for  hyperspectral  remote  sensing instrumentation and processing in order to secure its market position for the next decade of industry developments.

The Board of Directors will continue to seek outside directors to ensure that its commitment to corporate governance improvements is implemented.

Additional  Risk  Factors  That  Could  Affect  Liquidity, Operating Results And Market  Price  Of  Stock

Risks Related to Our Industry

Competitive pressures may adversely affect our operating revenues. The Company has numerous competitors in the remote sensing services (airborne hyperspectral services) and natural resource development industries. Competition in the remote sensing industry comes from several primary sources, including HyMap, CASI and GER, whose hyperspectral instruments operate within the USA and Ekwan, a new entry from Canada. Our principal competitors in the natural resource development industry include traditional exploration companies using a variety of other technologies. Some of our competitors in both remote sensing and natural resource development have substantially greater financial and other resources than the Company. Competitive pressures in either industry may materially adversely affect our operating revenues and in turn, our business and financial condition.

The Company may need to expend significant capital to keep pace with technological developments in our industry. The remote sensing industry, as well as the computing industry's processing of the raw data, is constantly undergoing development and change and it is likely that new technology, whether embodied in new equipment or techniques, will be introduced in the future. In order to keep pace with any new developments, the Company is planning to expend significant capital to develop or acquire the next level of developments in new remote sensing equipment and to train our employees in the new techniques. The Company is pursuing financing to develop additional remote sensing instruments; however, we may not be able to raise sufficient funds, and if the Company does so, there is no guaranty that the new instruments will out perform instruments used by our competitors. In addition, the Company's ability to raise needed capital may be influenced by general economic conditions and the strength of capital markets. To ensure its ability to continue operations the Company will undergo a re-organization to include a stock re-structuring.

The Company may incur significant expenses to comply with new or more stringent governmental regulation. The sale of our imagery is regulated by the Department of Commerce. Although the Company (through its acquisition of STDC) has acquired a Department of Commerce (DOC) Remote Sensing License that permits the Company to market globally hyperspectral and panchromatic imagery, there is no guarantee that the government will not; impose restrictions on sales if the quality of our imagery increases with new technology that, for example, allows increased resolution. Because our license was the first issued DOC Remote Sensing License, the Company cannot anticipate how the DOC specifically will treat our license or how the airborne remote sensing industry will be regulated in the future.

Risks  Related  to  Our  Business

The Company may not realize our anticipated return on capital commitments made to expand our capabilities. The Company purchased an aircraft, additional satellite and an airborne hyperspectral instruments, as well as oil and gas property rights. The aircraft and airborne hyperspectral instruments were purchased to increase our capacity to conduct airborne surveys. If the Company does not experience continued demand for our remote sensing services, the Company may incur significant expense without generating corresponding revenues. The oil and gas property rights were acquired in order to exploit suspected natural resources located within certain properties. If these properties do not contain sufficient natural resources to warrant exploitation, the Company may incur significant expenses without generating corresponding revenues.

In addition, from time to time, the Company expects to make significant capital expenditures to implement new processes and to increase both efficiency and capacity. Some of these projects may require additional training for our employees and not all projects may be implemented as anticipated. If any of these projects do not achieve the anticipated increase in efficiency or capacity, our returns on these capital expenditures may not be as expected.

Our ability to grow is dependent upon, and may be limited by, among other things, our capital structure, the price of our stock and our existing financing arrangements. If additional funding sources are needed, the Company may not be able to obtain the additional capital necessary to pursue our internal growth and acquisition strategy or, if the Company can obtain additional financing, the additional financing may not be on financial terms that are satisfactory to us.

The Company's database of spectral information may not be marketable or may not garner a price, which makes processing or analyzing the data economically reasonable. The Company has a substantial archive of Probe 1 hyperspectral imagery that was not gathered under contract with a client. The Company continues to gather hyperspectral imagery without having sold the rights to that data. The collection process requires variable as well as fixed expenditures that must be recouped though marketing the collected data. Although we do not carry the value of our existing Phase 1 hyperspectral archives as an asset on our balance sheet, the future success of the Company depends to some extent upon our ability to market this archived data.

Cancellations, reductions or delays in customer orders may adversely affect our results of operations. Our overall operating results are affected by many factors, including the timing of survey contracts from large clients, the timing of capital expenditures to increase our capacity for gathering data in anticipation of future sales of products and services, and the weather which can affect whether or not a customers target of interest can be collected at a certain stage of vegetal growth. Although a large portion of our expenses are relatively fixed; a significant portion of our operational expenses vary with the number of airborne surveys. Because several of our operating divisions and subsidiaries are new businesses and have not obtained long-term commitments from our clients, we must anticipate the future demand for our services based upon our discussions with clients. Cancellations, reductions or delays in orders by a client or group of clients could have a material adverse effect on our business, financial condition and results of operations.

The unavailability of skilled personnel may have an adverse effect on our operations. From time to time, the Company or some of our operating divisions and subsidiaries may experience difficulties in attracting and retaining skilled personnel to process and interpret the substantial volume of imagery data that is already collected or is expected to be collected in the future. The Company's ability to operate successfully could be jeopardized if we are unable to attract and retain a sufficient number of skilled personnel to conduct our business.

Outlook

This Report on Form 10-KSB, including the foregoing discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other reports hereafter filed by the Company with the Securities and Exchange Commission may contain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact the Company makes in this Report on Form 10-KSB and such other reports filed with the Securities and Exchange Commission are forward-looking. In particular, statements regarding industry prospects, future OEM sales by the Company, the adequacy of existing manufacturing resources, the Company's continued expansion in foreign markets and the Company's future results of operations or financial position are forward-looking statements. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates" and similar expressions identify forward-looking statements. But the absence of these words does not mean the statement is not forward-looking. The Company cannot guarantee any of the forward-looking statements, which are subject to risks, uncertainties and assumptions that are difficult to predict. Actual results may differ materially from those the Company forecasts in forward-looking statements due to a variety of factors, including those set forth above under the heading "Additional Risk Factors that could Affect Operating Results and Market Price of Stock" and elsewhere in this Report. The Company does not intend to update any forward-looking statements due to new information, future events or otherwise.

ITEM 7.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The  financial  statements and supplementary data required by this Item are included  on  pages  F-1  to  F-16  of  this  Report.

ITEM 8.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On June 10, 2003, the Board of Directors of the Company dismissed the Company's accountants, Grant Thornton, LLP. Grant Thornton LLP served as the Company's auditor beginning with the fiscal year ended March 31, 2001. The Board of Directors has appointed Malone & Bailey, PC as the Company's auditor for the year ended March 31, 2003. They remain as the Company's current auditors. Malone & Bailey's office is located at 2925 Briarpark, Suite 930 Houston, TX 77042.

During the fiscal year ended March 31, 2006, and through July 5, 2006, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

ITEM 8A.	CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and principal accounting officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based upon that evaluation, our Chief Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were not effective to enable us to record, process, summarize and report information required to be included in our periodic filings with the Securities and Exchange Commission within the required time period and in that some of the accounting entries relating to debt and equity instruments required adjustment upon review by our independent auditors. We intend to take measures to remedy this situation by engaging independent auditors to provide us with accounting advice and implementing internal procedures including the distribution of documents. These deficiencies have been reported to our Board of Directors and we intend to improve and strengthen our controls and procedures.

There has been no change in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 8B.	OTHER INFORMATION

None.

PART III

ITEM 9.	DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information with respect to the executive officers of the Company for fiscal 2005 to the present.

NAME	AGE	POSITION

Larry F. Vance	71	Chairman and Chief Executive Officer

Tami J Story	43	Director Secretary/Treasurer/Director

Larry F. Vance served as Chief Executive Officer of the Company from 1985 until April 8, 1995. Since April 8, 1995, Mr. Vance has served as Chairman of the Company. Mr. Vance is also a director of the Company and has been a full-time employee of the Company since 1985. Mr. Vance's training is in business and marketing. He served in a management capacity for the 3M companies, IBM, and Computer Usage Corporation prior to founding the Company.

Tami J. Story served in an administrative support capacity for the Company from 1991 until April 1993. Since April 1993, Ms. Story has served as Secretary and Treasurer of the Company. Ms. Story also serves as a director of the Company. Ms. Story holds a degree with a major in Nursing and a minor in Business Administration.

Information with respect to directors of the Company will be included under "Election of Directors" in the Company's definitive proxy statement for its 2006 annual meeting of shareholders, to be filed not later than 120 days after the end of the fiscal year covered by this Report, and is incorporated herein by reference. Information with respect to executive officers of the Company is included under Item 4(a) of Part I of this Report.

Based solely on a review of copies of reports received by the Company from persons required to file reports of ownership and changes on ownership pursuant to Section 16(a) of the Securities Exchange Act of 1934, the Company believes that all of its executive officers and directors complied with applicable filing requirements for the fiscal year ended March 31, 2006.

ITEM 10.	EXECUTIVE COMPENSATION

Table below summarizes information on Executives and Directors compensation

SUMMARY COMPENSATION TABLE

	Annual Compensation				Awards		Long-Term Compensation Payouts

							Securities
				Other Annual	Restricted	Stock	underlying
Name and Principal	Fiscal	Salary	Bonus	Compensation	Stock	Option	options/SARS		LTIP pay-
Position	Year	($)	($)	($)	Award(s) ($)	Grants	(#	)	($)

Larry Vance/Chairman (1)	2006	160,000	-	-	-	-	-		-
	2005	160,000	-	-	-	-	-		-
	2004	160,000	-	-	-	-	-		-
Tami J. Story/Secretary	2006	80,000	-	-	-	-	-		-
and Treasurer (1)	2005	80,000	-	-	-	-	-		-
	2004	80,000	-	-	-	-	-		-

Name and Principal Position	All other Compensation ($)

Larry Vance/Chairman (1)	-
	-
	-
Tami J. Story/Secretary	-
and Treasurer (1)	-
	-
(1)	Salary was deferred unless cash flow allowed payment.
AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END
OPTION/SAR VALUES

Name	Shares Acquired on Exercise	Value Realized ($)	Number of securities Underlying unexercised Options at Fy-End Exercisable/Unexercisable		Value of Unexercised In-the Money Options at FY-End ($) Exercisable/Unexercisable

Larry Vance	-	-	4,500,000/3,000,000	(1)	0/0
John Peel	-	-	4,500,000/3,000,000	(1)	0/0
Rory J. Stevens	-	-	375,000/1,500,000	(1)	0/0
Tami Story	-	-	750,000/3,000,000	(1)	0/0
(1) Exercise prices range from $0.21 - $2.50 per share.

Employment  Contracts

In October 28, 2000, the Company entered into an employment agreement with Mr. Larry Vance. Pursuant to the agreement, the Company will pay Mr. Vance an annual salary of $160,000. In the event of termination of Mr. Vance without cause or due to a change in control, the Company will pay Mr. Vance two years of annual salary. Mr. Vance's options and vesting criteria are described above and in Note 11 to the attached consolidated financial statements.

On October 28, 2000, the Company entered into an employment agreement with Ms. Tami Story. Pursuant to the agreement, the Company will pay Ms. Story an annual salary of $80,000. In the event of termination of Ms. Story without cause or due to a change in control, the Company will pay Ms. Story two years of annual salary. Ms. Story 's options and vesting criteria are described above and in Note 11 to the attached consolidated financial statements.

ITEM 11.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding ownership of the Company's Common Stock as of March 31, 2006 by each person known by the Company to own beneficially more than five percent of the Common Stock and by all directors and officers and as a group:

Name and address of beneficial Owner	Amount and nature of beneficial ownership (1)		Percent of class

Larry Vance	54,660,644	(2)	74%
P.O. Box 763
Lakeside, MT 59922
Tami Story	12,069,714		16%
P.O. Box 763
Lakeside, MT 59901

All directors and officers	66,730,358		90%
___________________________
(1)	All shares are held directly with sole voting and investment power unless otherwise indicated.
(2)	Includes 4,439 shares held by Universal Search Technology, a private company owned by Mr. Vance.

ITEM 12.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

PART IV

ITEM 13.  EXHIBITS,  FINANCIAL  STATEMENT  SCHEDULES,  AND  REPORTS  ON FORM 8-K

(a)(1)	Financial Statements filed as part of this Report	Page in this Report

	Report of Independent Accountants	F-1
	Consolidated Balance Sheet at March 31, 2004 and 2003	F-2
	Consolidated Statement of Loss for the Years Ended March 31, 2004, 2003 and 2002	F-4
	Consolidated Statement of Redeemable Common Stock And Nonredeemable Shareholders' Equity (Deficit) for the Years Ended March 31, 2004, 2003 and 2002	F-5
	Consolidated Statement of Cash Flows for the Years Ended March 31, 2004, 2003 and 2002	F-6
	Notes to Consolidated Financial Statements	F-7 - F-16

(a)(2)	Financial Statement Schedules	None

(a)(3)	Exhibits

2.1
Agreement and Plan of Merger by and among Earth Search Sciences, Inc., ESS Acquisition Corp., Space Technology Development Corporation and the shareholders of Space Technology Development Corporation, dated December 21, 1999 (Incorporated by reference to Exhibit 2.1 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

3.1	Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3.1 to the Registrant's Forms 10-K for the fiscal years ended March 31, 1995 and March 31, 1996).

3.2	Bylaws (Incorporated by reference to Exhibit 3.2 to the Registrants' Form 10-K for the fiscal year ended March 31, 1995).

10.1
Memorandum of Understanding between the Registrant and Applied Signal  and Imaging Technology, Inc. dated May 27, 1996 (Incorporated by  reference to Exhibit 10.1 to the Registrant's Form 10-K for fiscal  year ended March 31, 1996).

10.2
Contract of Sale and Leaseback dated June 10, 1997 between Registrant  and Accuprobe, Inc. (Incorporated by reference to Exhibit 10.2 to the  Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.3	Operating Agreement of ESSI Probe 1 LC, dated June 3, 1997 (Incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.4
Hyperspectral Technology License Agreement between Earth Search  Sciences, Inc. and Noranda Mining and Exploration, Inc. made as of  December 16, 1997 (Incorporated by reference to the Registrant's for  8-K filed on February 6, 1998).

10.5
Agreement between the Office of Naval Research and Space Technology  Development Corporation Agreement for NAVY EARTHMAP OBSERVER (NEMO)  dated December 10, 1997 (Incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.6
Sales Contract between Science Applications International Corp. and Space Technology Development Corp. Dated: 30 March 1998, Contract No.: STDC-98-NEMO-0003 (Incorporated by reference to Exhibit 10.6 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.7
Sales Contract between Science Applications International Corp. and Space Technology Development Corp. Dated: 30 March 1998, Contract No.: STDC-98-NEMO-004 (Incorporated by reference to Exhibit 10.7 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.8
Sales Contract between Space Systems/Loral (SS/L) and Space Technology Development Corporation (STDC). Dated 21 January 1999, Contract Number: STDC-98-NEMO-0001 (Incorporated by reference to Exhibit 10.8 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.9
Sales Contract between Litton Systems, Inc., Amecom Division (Litton Amecom) and Space Technology Development Corp. (STDC). Date 29 October 1998, Contract Number: STDC-98-NEMO-0009 (Incorporated by reference to Exhibit 10.9 to the Registrant's Form 10-K for fiscal year ended March 31, 2000).

10.10
Common Stock Purchase Agreement between Alpha Venture Capital, Inc. and Earth Search Sciences, Inc. (ESSI). Dated May 23, 2001. (Incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.11
Registration Rights Agreement between Alpha Venture Capital, Inc. and Earth Search Sciences, Inc. (ESSI). Dated May 23, 2001. (Incorporated by reference to Exhibit 10.11 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.12
Common Stock Purchase Warrant A between Alpha Venture Capital, Inc. and Earth Search Sciences, Inc. (ESSI). Dated May 23, 2001. (Incorporated by reference to Exhibit 10.12 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.13
Common Stock Purchase Warrant B between Alpha Venture Capital, Inc. and Earth Search Sciences, Inc. (ESSI). Dated May 23, 2001. (Incorporated by reference to Exhibit 10.13 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.14	Larry F. Vance employment agreement (Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for fiscal quarter ended December 31, 2000).

10.15	John W. Peel employment agreement (Incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q for fiscal quarter ended December 31, 2000).

10.16	Rory J. Stevens employment agreement (Incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q for fiscal quarter ended December 31, 2000).

10.17	Tami J. Story employment agreement (Incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q for fiscal quarter ended December 31, 2000).

10.18	John J. Sciuto employment agreement (Incorporated by reference to Exhibit 10.18 to the Registrant's Form 10-K for fiscal year ended March 31, 2001).

10.19
Unrestricted License Agreement for Recovery of Products from Oil Shale bgetween GENERAL SYNSFUELS INTERNATIONAL and PETRO PROBE, INC. (Incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10KSB for the fiscal year ended March 31, 2007).

10.20
Multi-platform HyperSpectral imaging "Micro Sectrometer" Development Proposal Number 05080901. (Incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10KSB for the fiscal year ended March 31, 2007).

10.21	Promissory Note due February 2008, dated February 2007. (Incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10KSB for the fiscal year ended March 31, 2007).

16.1
Consent of Independent accountants re Registration Statement on Form No. S-1 (No. 333-66100). (Incorporated by reference to Exhibit 16.1 to the Registrant's form 10-K for fiscal year ended March 31, 2004).

16.2
Statement under oath of Principal Executive Officer and Principal Financial Officer regarding facts and circumstances relating to exchange act filings. Incorporated by reference to Exhibit 16.2 to the Registrant's form 10-K for fiscal year ended March 31, 2004.

21.1.1	List of Subsidiaries (Incorporated by reference to Exhibit 21.1.1 to the Registrant's Form 10-K for fiscal year ended March 31, 2000)

31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith

31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith

32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C Section 1350, filed herewith

32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, filed herewith

ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table presents fees, including reimbursements for expenses, for professional audit services rendered by Malone & Bailey for the audits of our annual financial statements and interim reviews of our quarterly financial statements for the years ended March 31, 2006 and March 31, 2005 and fees billed for other services rendered by Malone & Bailey. during those periods.

	FISCAL 2005	FISCAL 2004

Audit Fees (1)	$45,000	$44,000
Audit Related Fees (2)	$0	$0
Tax Fees (3)	$0	$0
All Other Fees (4)	$0	$0
Total	$45,000	$44,000

SIGNATURES

Pursuant  to  the  requirements  of  Section  13 or 15(d) of the Securities Exchange  Act of 1934, as amended, the Registrant has duly caused this report to be  signed  on  its  behalf  by  the  undersigned,  thereunto  duly  authorized.

EARTH SEARCH SCIENCES, INC.

By:
Larry F. Vance
Chairman
Date:

Pursuant  to  the  requirements  of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the  registrant  and  in  the  capacities  and  on  the  dates  indicated.

Signature	Title

Chairman and Director
Larry F. Vance
Date:

Corporate Secretary and Treasurer and Director
Tami J. Story
Date:

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors
Earth Search Sciences, Inc.
Kalispell, Montana

We have audited the accompanying consolidated balance sheet of Earth Search Sciences, Inc. ("Earth Search") as of March 31, 2006, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the two years then ended. These financial statements are the responsibility of Earth Search's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Earth Search Sciences Inc., as of March 31, 2006, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Earth Search will continue as a going concern. Earth Search incurred recurring net losses of$2,189,247 and $5,185,527 for fiscal 2006 and 2005, respectively and has an accumulated deficit of $61,883,781 ad a working capital deficit of $18,574,732 as of March 31, 2006. These factors, among others, as discussed in Note 2 to the financial statements, raise substantial doubt about Earth Search's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Malone & Bailey, PC
Houston, Texas
www.malone-bailey.com

July 5, 2006, except for Note 7, as to which the date is September 10, 2007

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED BALANCE SHEET
March 31, 2006

ASSETS

Current assets:
Cash	$40,900
Accounts receivable	16,971
Loan costs, net of $62,740 accumulated amortization	166,569
Total current assets	224,440

Property and equipment, net of $735,635 accumulated depreciation	413,793
TOTAL ASSETS	$638,233

LIABILITIES
Current liabilities:
Notes payable current portion	$880,934
Settlement obligation	2,820,099
Accrued officers' compensation	907,983
Accounts payable	11,641,757
Accrued expenses	179,890
Stockholder loans	2,368,509
Total current liabilities	18,799,172

Notes payable less current portion	349,303
Total liabilities	19,148,475

Commitments and contingencies	-

STOCKHOLDERS' DEFICIT
Series A preferred stock; 200,000 shares authorized, none issued and outstanding; liquidation preference $1,000,000	-
Common stock, $.001 par value; 200,000,000 shares authorized; 77,697,642 shares, issued and outstanding	77,698
Additional paid-in capital	43,495,841
Treasury stock	(200,000)
Accumulated deficit	(61,883,781)
Total stockholders' deficit	(18,510,242)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$638,233

See accompanying summary of accounting policies and notes to financial statements.

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended March 31, 2006 and 2005

	2006	2005

Revenues	$399,742	$415,702

Expenses
Bad debt	20,130	-
General and administrative	1,474,602	4,443,170
Depreciation, amortization and depletion	339,646	151,039
Impairment	27,318	386,628
Total Expenses	1,861,696	4,980,837
Loss from operations	(1,461,954)	(4,565,135)

Other income (expense)
Debt forgiveness	1,569,917	38,788
Interest expense	(2,297,210)	(659,180)
Net loss	$(2,189,247)	$(5,185,527)

Basic and diluted loss per share	$(0.03)	$(0.94)

Weighted average common shares outstanding	76,280,791	5,545,079

See accompanying summary of accounting policies  and notes to financial statements.

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
Years Ended March 31, 2006 and 2005

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount

Balance at March 31, 2004 (restated)	-	$-	485,764	$486

Issuance of common stock for debt to related parties			39,216	39

Issuance of common stock for debt	-	-	80,313	80

Issuance of common stock for services rendered			2,604,907	2,605

Issuance of common stock for accrued compensation	-	-	214,922	215

Issuance of preferred stock for accrued compensation	2,761,928	2,762	-	-

Issuance of common stock for loan and interest conversion		-	4,191	4

Conversion of preferred stock to common stock	(2,761,928)	(2,762)	69,048,200	69,048

Issuance of common stock for accrued legal settlement	-	-	285,323	285

Related party release of debt	-	-	-	-

Net loss	-	-	-	-

Balance at March 31, 2005	-	-	72,762,836	72,762

Issuance of common stock for cash	-	-	250,000	250

Issuance of common stock for debt	-	-	106,667	107

Issuance of common stock for services rendered	-	-	4,224,639	4,225

Issuance of common stock for loan extension	-	-	353,500	354

Warrants for loan extension	-	-	-	-

Warrants for services	-	-	-	-

Net loss	-	-	-	-
Balance at March 31, 2006	-	$-	77,697,642	$77,698

See accompanying summary of accounting policies and notes to financial statements.

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
Years Ended March 31, 2006 and 2005

	Additional
	Paid-in	Accumulated	Treasury
	Capital	Deficit	Stock	Total

Balance at March 31, 2004 (restated)	$35,690,008	$(54,509,007)	$(200,000)	$(19,018,513)

Issuance of common stock for debt to related parties	19,961	-	-	20,000

Issuance of common stock for debt	64,927	-	-	65,007

Issuance of common stock for services rendered	3,648,756	-	-	3,651,361

Issuance of common stock for accrued compensation	140,225	-	-	140,440

Issuance of preferred stock for accrued compensation	1,032,961	-	-	1,035,723

Issuance of common stock for loan and interest conversion	2,301	-	-	2,305

Conversion of preferred stock to common stock	(66,286)	-	-	-

Issuance of common stock for accrued legal settlement	327,836	-	-	328,121

Related party release of debt	1,657,507			1,657,507

Net loss	-	(5,185,527)	-	(5,185,527)
Balance at March 31, 2005	42,518,196	(59,694,524)	(200,000)	(17,303,576)

Issuance of common stock for cash	62,250	-	-	62,500

Issuance of common stock for debt	9,493	-	-	9,600

Issuance of common stock for services rendered	672,854	-	-	677,079

Issuance of common stock for loan extension	123,372	-	-	123,726

Warrants for loan extension	92,494	-	-	92,494

Warrant for services	17,182	-	-	17,182

Net loss	-	(2,189,247)	-	(2,189,247)
Balance at March 31, 2006	$43,495,841	$(61,883,781)	$(200,000)	$(18,510,242)

See accompanying summary of accounting policies  and notes to financial statements.

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended March 31, 2006 and 2005

	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,189,247)	$(5,185,527)
Adjustments to reconcile net loss to cash used in operating activities:
Common stock issued for services and interest expense	677,079	3,653,666
Warrants issued for services	17,182	-
Common stock issued for debt	9,600	-
Common stock issued for legal settlement	-	328,121
Depreciation, amortization and depletion	339,645	151,038
Asset impairment	27,318	386,628
Forgiveness of debt	(1,569,917)	38,788
Bad debt	20,130	-
Changes in assets and liabilities:
Accounts receivable	27,802	44,337
Other current assets	-	39,007
Accounts payable and accrued expenses	2,198,386	(13,459)
Accrued interest	64,947	181,857
Accrued officers compensation	240,000	336,672
NET CASH USED IN OPERATING ACTIVITIES	(137,076)	(38,872)
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(5,246)	(55,958)
NET CASH USED IN INVESTING ACTIVITIES	(5,246)	(55,958)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from stockholder loans, net	370,745	171,591
Proceeds for the sale of common stock	62,500	-
Payment for loan extension	(62,000)	-
Repayments on notes payable	(197,200)	(79.339
NET CASH PROVIDED BY FINANCING ACTIVITIES	174,045	92,252

NET CHANGE IN CASH	31,723	(2,578)
CASH AT BEGINNING OF PERIOD	9,175	11,753
CASH AT END OF PERIOD	$40,900	$9,175

SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental Cash flow information:
Interest paid	$-	$-
Taxes paid	-	-

Non-cash financing and investing activities:
Common Stock issued for loan extension	123,726	-
Warrants for loan extension	92,494	-
Common Stock issued for accounts payable	-	65,007
Preferred stock issued for accrued payroll	-	41,219
Preferred stock issued for deferred officer's compensation	-	994,504
Common stock issued for accrued payroll	-	140,440
Contribution to capital from related party release of debt	-	1,657,507
Shares issued for payment of related party loans	-	20,000

See accompanying summary of accounting policies and notes to financial statements.

EARTH SEARCH SCIENCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Earth Search Sciences, Inc. ("ESSI") collects high value hyperspectral imagery of the Earth's surface utilizing their proprietary hyperspectral imaging sensor, principally in North America. This imagery is either sold to end users via contracts to collect the information or collected for ESSI's own exploration purposes. ESSI also performs a range of imagery processing services. Information collected by the sensor has applications in natural resources development, environmental monitoring and remediation, wildlife habitat monitoring, hydrocarbon exploration and development, agricultural assessment and planning, including weed species identification, land use planning, forestry monitoring and planning, homeland security and target identification for defense surveillance.

ESSI has four wholly-owned subsidiaries: Skywatch Exploration, Inc., Polyspectrum Imaging, Inc., Geoprobe, Inc., and STDC, Inc. In addition, there are five majority-owned consolidated subsidiaries: Earth Search Resources, Inc., Eco Probe, Inc., ESSI Probe 1 LC, Petro Probe, Inc. and Terranet, Inc. The 50% owned subsidiary ESSI Probe 1 LC was formed as a joint venture to own and operate hyperspectral instruments.

All subsidiaries excepting Petro Probe became inactive during fiscal 2003.

The majority-owned Petro Probe, Inc. was formed to identify and develop hydrocarbon properties by utilizing ESSI's hyperspectral instruments, hydrocarbon geologists, and imagery processors. At March 31, 2006, Petro Probe, Inc. holds interests in seven oil and gas projects.  As of March 31, 2006, all Oil & gas interests held by Petro Probe were fully impaired.

In fiscal 2006 and 2005, ESSI operated its airborne hyperspectral sensors under contracts with third parties in several areas around the United States. Contracts to operate the sensors in the United States as an ecological, agricultural, hydrocarbon, and target identification contributed approximately $302,901 and $192,000 to revenue in fiscal 2006 and 2005, respectively.  During fiscal year 2006, we also had revenues of $96,841 related to oil and gas activities,  which ceased during that same fiscal year.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of ESSI and its subsidiaries. All significant intercompany transactions have been eliminated.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

ESSI considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

ACCOUNTS RECEIVABLE

ESSI uses the allowance method of accounting for doubtful accounts. The year-end balance is based on historical collections and management's review of the current status of existing receivables and estimate as to their collectibility. Bad debt expense is recognized based on management's estimate of likely losses per year, based on past experience and an estimate of current year uncollectible amounts.

As of March 31, 2006, the amounts carried in accounts receivable were considered by management to be collectible in full.  As a result, there was no allowance for doubtful accounts for the year ended March 31, 2006.

FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities approximate their carrying amounts in the financial statements.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation.  ESSI recognizes depreciation on its property and equipment using the straight-line method over estimated useful lives ranging from five years for computers and software, vehicles and equipment to ten years for the two hyperspectral sensors.

Major repairs or replacements of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

OIL AND GAS PROPERTIES

ESSI uses the successful efforts method to account for its oil and gas properties.  Costs incurred for property acquisition, exploration, and drilling related to its oil and gas properties are capitalized. Once the project is completed, and, if oil or gas is located, costs capitalized to date on the specific project are amortized under the unit-of-production method as revenue is recognized.  Capitalized costs for unsuccessful projects are expensed when that determination is made.

Based on the agreements for the working interests in oil and gas properties, ESSI will proportionately share in future revenues as well as future operating and drilling costs.  Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance.

Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of-production method.

ASSET RETIREMENT OBLIGATION

ESSI accounts for asset retirement obligations in accordance with the provision of SFAS No. 143 “Accounting for Asset Retirement Obligations.”  SFAS No. 143 requires ESSI to record the fair value of asset retirement obligation as a liability in the period in which it incurs the legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction development, and/or normal use of the assets.  At March 31, 2006, the fair value of the oil and gas properties’ site restoration costs are insignificant.  Consequently, there is no accrual at March 31, 2006.

REVENUE RECOGNITION

ESSI recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.  This typically happens when services are rendered under contracts for airborne hyperspectral services and imaging processing services.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  ESSI evaluates long-lived assets to determine potential impairment by comparing the carrying amount to the undiscounted estimated future cash flows of the related assets.  In Fiscal 2006 and 2005 ESSI incurred unsuccessful oil and gas properties write-offs of $27,318 and $386,628 respectively. Due to the uneconomical nature of the well at March 31, 2006, it was not feasible to estimate future cash flows to be provided by ESSI's long-lived assets, therefore the assets were fully impaired. See note 4.

EARNINGS PER SHARE

Basic net loss per share is computed by dividing net loss to common stockholders (numerator) by the weighted average number of common shares outstanding during the year (denominator).  Diluted net loss per share is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the year. For the years ended March 31, 2006 and 2005, ESSI had no dilutive potential common shares.

INCOME TAXES

ESSI recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered.  ESSI provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

MINORITY INTEREST

Losses from subsidiaries with minority interest are allocated to the minority interest liability account based on the percentage of minority interest ownership.  Once losses applicable to the minority interest in the subsidiary exceed the minority interest in the equity capital of the subsidiary, then no additional losses will be allocated to the minority interest liability account.

NET LOSS PER COMMON SHARE

Net loss per common share has been computed based on the weighted average number of ESSI's common shares outstanding.  Common stock equivalents have not been considered in the diluted net loss per share calculation because their effect on net loss per share is anti-dilutive.

STOCK OPTIONS AND WARRANTS

ESSI accounts for non-cash stock-based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling Goods or Services.  Common stock issued to non-employees and consultants is based upon the value of the services received or the quoted market price, whichever value is more readily determinable.

On January 1, 2006, ESSI adopted SFAS No. 123(R), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) replaced SFAS No. 123 and supersedes APB Opinion No. 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition. ESSI adopted SFAS 123(R) using the modified prospective method which allows the application of SFAS 123(R) on a going-forward basis rather than restating prior periods and requires the application of the accounting standard as of January 1, 2006.

For the years ended March 31, 2006 and 2005, ESSI had no stock option issuances.

NOTE 2 - GOING CONCERN

As shown in the accompanying financial statements, ESSI incurred recurring net losses of $2,189,247 and $5,185,527 for fiscal 2006 and 2005, respectively and has an accumulated deficit of $61,883,781 and a working capital deficit of $18,574,732 as of March 31, 2006.  These conditions raise substantial doubt as to ESSI's ability to continue as a going concern.  Management is trying to raise additional capital through sales of stock.  The financial statements do not include any adjustments that might be necessary if ESSI is unable to continue as a going concern.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

		March 31,
	Life	2006

Aircraft	10	$925,795
Equipment	5	223,633
		1,149,428

Less: accumulated depreciation		(735,635)
		$413,793

Depreciation expense totaled $104,223 and $112,658 in fiscal 2006 and 2005, respectively.

NOTE 4 - OIL AND GAS INTERESTS

In fiscal 2005, ESSI paid $101,849 for drilling on two existing properties and sold a portion of its interests to others on those two properties for $15,947. ESSI recognized approximately $97,000 and $223,000 in revenue from the producing property in fiscal 2006 and 2005 respectively.  Depletion was $14,863 and $38,025 in fiscal 2006 and 2005 respectively.

In fiscal 2006 and 2005 ESSI wrote-off $27,218 and $386,628 of previously capitalized costs on properties that were determined to be uneconomical wells. During fiscal 2006 all the wells of ESSI were deemed to provide uneconomical future cash flows, therefore each well was fully impaired.

Supplemental information (unaudited)
Successful Efforts

Capitalized costs relating to oil and gas producing activities at March 31, 2006
Proved oil and gas properties	$-
Unproved oil and gas properties	-
Less accumulated depletion	-
Net capitalized costs	$-

Costs incurred in oil and gas producing activities for the years ended March 31, 2006 and 2005
	2006	2005

Property acquisition costs
Proved	$-	$-
Unproved	-	55,958

Results of operations for oil and gas producing activities for the years ended March 31, 2006 and 2005
Oil and gas sales	$96,841	$223,405
Development Costs	4,807	-
Depletion	(14,863)	(38,025)
Impairment	(27,318)	(386,628)
Results of operations for oil and gas producing activities (excluding corporate overhead and financing costs)	$59,467	$(201,248)

The following estimates of proved and proved developed reserve quantities and related standardized measure of discounted net cash flow are estimates only, and do not purport to reflect realizable values or fair market values of ESSI's reserves. ESSI emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available. All of ESSI's reserves are located in the United States.

Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment and operating methods.

The standardized measure of discounted future net cash flows is computed by applying year end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.

	2006		2005
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)

Proved developed and undeveloped
Reserves
Beginning of year	-	47,000	13,356	5,271,000
Revisions of previous estimates	-	(32,590)	(13,343)	(5,181,709)
Production	-	(14,410)	(13)	(42,291)
End of Year	-	-	-	47,000
Proved developed reserves
Beginning of year	-	47,000	13,356	5,271,000
End of year	-	-	-	47,000

Standardized measure of discounted future net cash flows at March 31, 2006 and 2005	2006	2005
Future cash inflows	$-	$421,663
Future production costs	-	(13,414)
Future development costs	-	(27,824)
10% annual discount for estimated timing of cash flows	-	(117,787)
Standardized measure of discounted future net cash flows relating to proved oil and gas reserves	$-	$202,638
The following reconciles the change in the standardized measure of discounted future net cash flows for fiscal 2006 and 2005
	2006	2005

Beginning of the year	$202,638	$421,663
Sales of oil and gas, net of production costs	(96,841)	(223,405)
Net changes in prices and production costs	-	9,683
Development costs incurred during the year which were previously estimated	-	-
Revisions of previous quantity estimates	(133,621)	(9,761)
Net change in future estimated development costs	27,824	(4,458)
End of year	$-	$202,638

NOTE 5 - NOTES PAYABLE

Notes payable consists of the following:
2006

Installment note payable with a balloon due September 15, 2006, secured by ESSI's assets, with interest at 15%, due in monthly installments of $18,042	$850,616

Installment note payable secured by producing oil and gas property, with interest at 15%, due in monthly installments of $6,929	374,585
Other	5,036
Less: current portion	(880,934)
$349,303
NOTE 6 - STOCKHOLDER LOANS

ESSI has financed its operations in part by funds received from advances by shareholders.  These advances are in the form of unsecured promissory notes and bear interest at rates ranging from 8% to 10%.  As of March 31, 2006, stockholder loans totaled $2,368,509 including interest accrued on such advances of $821,654.

NOTE 7 – FORGIVENESS OF DEBT

On March 23, 2005, the Company entered into a settlement agreement with Accuprobe to return an airborne hyperspectral sensor (Probe) and to settle the outstanding obligations under the related capital lease.  Under this agreement, the Company is required to return the Probe on or before August 31, 2005.  In the event that the Probe is not returned, the Company is charged a shipping, handling and disposition fee of $250,000.  Interest related to the $250,000 began accruing on September 2, 2005 at an annual rate of prime plus 4%.  In addition, rent is to be accrued at $250,000 per year beginning April 10, 2000.  Interest on unpaid rent accrues at a rate of prime plus 2% through August 31, 2005 and is due quarterly.  After August 31, 2005, interest related to the unpaid rent ceases and is replaced with a 5% late fee calculated on the entire balance due at the end of each month.

At March 31, 2006, the Company has accrued $4,390,016 in debt interest related to the capital lease of the Probe.  Under the settlement agreement, the new liability using calculations outlined above was $2,820,099 at March 31, 2006.  Consequently, the Company recorded a $1,569,917 gain on debt forgiveness.

NOTE 8 - ACCRUED OFFICERS' COMPENSATION

Accrued compensation consists of the cumulative unpaid compensation due to corporate officers (Chairman, Chief Executive Officer, Chief Financial Officer and Secretary).  ESSI recorded officer compensation, accrued payroll taxes and accrued interest of $385,991 and $336,850 during fiscal 2006 and 2005, and included these amounts in general and administrative expenses.  ESSI is accruing interest on the accrued compensation balances at a rate of 8.5%, compounded quarterly.  ESSI is making full salary payments to these officers as cash flow allows.

On June 8, 2004, ESSI issued 2,652,011 shares of preferred stock for payment of $994,504 of deferred compensation. Additionally, 109,917 shares of preferred stock were issued for payment of $41,219 in accrued compensation to other employees.  During the same year, the preferred stock was converted into 69,048,200 shares of common stock.

On March 7, 2005, two officers signed releases of deferred compensation and accrued interest totaling $1,657,507.  This transaction was considered a contribution to capital.

NOTE 9 - BUSINESS SEGMENT INFORMATION

ESSI's major activities are broken down into an Airborne Hyperspectral Services business segment, a Satellite Development business segment, an Oil and Gas property business segment and an Other Industries business segment. The Airborne Hyperspectral Services segment and Satellite Development segment utilized remote sensing instruments to earn revenue from the sale of hyperspectral imagery. The current Satellite Development business segment revenue is from a cost reimbursement contract with the U.S. Navy for the construction of the NEMO project, which has been disbanded. Transactions between the business segments are loans, interest, and management fees based on an allocation of incurred costs for general and administrative expenses. As the consolidated group is operating at a net loss position, no income tax expense or benefit is provided.

Business Segment Information for Fiscal Year 2006

	Airborne
	Hyperspectral	Satellite	Oil and Gas	Other
	Services	Development	Properties	Industries	Combined

Revenues	$302,901	$-	$96,841	$-	$399,742
Income (loss) from operations	$(1,479,489)	$(311)	$22,346	$(4,500)	$(1,461,954)

Debt forgiveness	1,569,917	-	-	-	1,569,917
Interest expense	(403,201)	(1,894,009)	-	-	(2,297,210)
Net income (loss)	(312,773)	(1,894,320)	22,346	(4,500)	(2,189,247)

Total assets at 3/31/06	$631,277	$452	$3,019	$3,485	$638,233
Depreciation, amortization and depletion for the period ended 3/31/06	$324,783	$-	$14,863	$-	$339,646
Capital expenditures for the period ended 3/31/06	$5,246	$-	$-	$-	$5,246
Business Segment Information for Fiscal Year 2005

	Airborne
	Hyperspectral	Satellite	Oil and Gas	Other
	Services	Development	Properties	Industries	Combined
Revenues	$192,297	$-	$223,406	$-	$415,702
Income (loss) from operations	$(4,747,844)	$(24,183)	$208,357	$(1,465)	$(4,565,135)

Debt forgiveness	38,788	-	-	-	38,788
Interest expense	(659,180)	-	-	-	(659,180)
Net income (loss)	(5,368,236)	(24,183)	208,357	(1,465)	(5,185,527)

Total Assets at 3/31/05	$578,082	$762	$84,488	2,608	$665,940
Depreciation, amortization and depletion for the period ended 3/31/05	$113,014	$-	$38,025	-	$151,039
Capital expenditures for the period ended 3/31/05	$-	$-	$55,958	-	$55,958

NOTE 10 - INCOME TAXES

ESSI recorded no provision for income taxes in fiscal 2006 and 2005 due to the operating losses incurred from inception to date.

The tax effect of temporary differences between financial reporting and the tax bases of assets and liabilities relate to the following:

At March 31, 2006, deferred tax assets consisted of the following:
Deferred tax assets

Net operating losses	$6,300,000
Less: valuation allowance	(6,300,000)
Net deferred tax asset	$0

The cumulative net operating loss carry-forward is approximately $18,500,000 at March 31, 2006, and will expire in the years 2015 through 2026. The deferred tax asset has been fully reserved because ESSI is unable to anticipate future taxable income to realize the potential benefits of the gross deferred tax asset.

The annual amount of tax loss carryforward, which can be utilized, may be limited due to the substantial changes in the company's ownership as defined by section 382 of the Internal Revenue Code, which may occur in the future.  Such limitations could result in the expiration of a part or all of the loss carryforwards before their utilization.

NOTE 11 - OFFICER AND DIRECTOR STOCK OPTIONS

In August 1997, the Board of Directors granted performance based options to ESSI's Chairman, President and Chief Executive Officer to each purchase 12,500 shares of ESSI's stock at exercise prices ranging from $200 per share to $1,000 per share and to ESSI's Secretary to purchase 2,500 shares of ESSI's stock at an exercise price of $200 per share.  All of these performance based stock options are exercisable for a period of 24 months from the date of vesting.  The options will be deemed vested for each individual if that individual is employed by ESSI on the first date on which the closing market price of ESSI's common stock equals or exceeds the price per share performance targets for 30 consecutive days.  The specific vesting criteria for these options are described below:

When and if the closing market price of common stock equals or exceeds each of the following prices $0.50, $1.00, $1.50, $2.00 and $2.50 per share for 30 consecutive days, each of the three individuals shall become fully vested with an option to purchase 1,000,000 shares of common stock for each milestone at a price equal to the milestone price of $0.50, $1.00, $1.50, $2.00 and $2.50 per share, exercisable for a period of 24 months from the date of vesting.

During fiscal 2001, the Board of Directors approved performance based bonuses in the form of options to ESSI's officers.  The specific vesting criteria for these options are described below:

10% of options shall be considered vested and bonused as paid in full shares for past services to ESSI; 15% of all options shall become vested and paid in full when ESSI is successful in obtaining a commitment from a strategic partner, financial institution, reputable investment banker or other source in raising capital sufficient to fund the NEMO program (shut down in 2002 - see Note 5); 20% vested and paid in full when successful in raising gross capital of at least $6,000,000; 20% vested and paid in full when successful in raising gross capital of at least $30,000,000; 20% vested and paid in full when successful in raising gross capital of at least $100,000,000; and 15% vested and paid in full in the event the NEMO program is successfully funded.

For the years ended March 31, 2006 and 2005, there were no options issued.

The following table summarizes the employee stock option transactions described above.
	Shares under option	Weighted-average exercise price

Balance, March 31,2003	$57,845	$428
Options granted	--	--
Options cancelled	(2,313)	(228)
Options exercised	--	--
Balance, March 31, 2004	55,532	436
Options granted	--	--
Options cancelled	(939)	(84)
Options exercised	--	--
Balance, March 31, 2005	54,593	$442
Options granted	--	--
Options cancelled	--	--
Options exercised	--	--
Balance, March 31, 2006	$54,593	$442

Options outstanding and exercisable as of March 31, 2006:

	- - Outstanding - -	Exercisable
	Number	Remaining	Number
Exercise Price	of Shares	life	of Shares

20	625	1 year	625
28	375	1 year	375
56	906	.5 year	906
56	312	1 year	312
60	875	.5 year	875
84	12,500	1 year	12,500
140	875	.5 year	875
200	8,750	1 years	8,750
400	6,875	1 years	6,875
600	7,500	1 years	7,500
800	7,500	1 years	7,500
1,000	7,500	1 years	7,500

	54,593		54,593

NOTE 12 - STOCK ISSUANCES

PREFERRED STOCK
On June 8, 2004, ESSI issued 2,761,928 shares of preferred stock for payment of $1,035,723 deferred compensation.  Each share of preferred stock was convertible into 25 shares of common stock and maintained voting rights on a fully diluted basis.

During the fourth quarter of fiscal 2005, all shares of preferred stock were converted into 69,048,200 shares of common stock.

COMMON STOCK
On June 2, 2004, ESSI authorized a 400:1 reverse split.  The split did not affect the par value of the common stock, and reduced the number of shares outstanding to 476,135.

During fiscal 2005, ESSI issued:

-	2,609,098 shares of stock valued at $3,653,666 to various individuals for services rendered.

-	80,313 shares of stock valued at $65,007 to various individuals for debt.

-	39,216 shares of stock valued at $20,000 to a majority shareholder for partial payment of stockholder loans.

-	214,922 shares of stock valued at $140,440 to employees for accrued compensation.

-	285,323 shares of stock valued at $328,121 for an accrued legal settlement. See note 13 for details.

During fiscal 2006, ESSI issued:

-	250,000 shares of stock for $62,500 in cash.

-	4,224,639 shares of stock valued at $677,079 to various individuals for services rendered.

-	106,667 shares of stock valued at $9,600 for debt.

-	353,500 shares of stock valued at $123,725 for a six-month loan extension to December 31, 2005.

-
350,000 warrants valued at $92,494. The warrants are immediately exercisable at $0.50 at the holder's option for one year from the grant date, April 5, 2005. The warrants were valued using the Black Scholes model with volatility of 209% and a discount rate of 2%.

-
100,000 warrants valued at $17,182. The warrants were issued to consultants for services. 50,000 warrants are exercisable at $0.50 and 50,000 are exercisable at $0.25. The warrants are immediately exercisable at the holder's option for one year from the grant date,  June 22, 2005. The warrants were valued using the Black Scholes model with volatility of 209% and a discount rate of 2%.

NOTE 13 - LITIGATION

As discussed in Note 7, ESSI was in dispute with another party over a leaseback purchase agreement for a Hyperspectral Probe.  During the fourth quarter of fiscal 2005, both parties signed a mutual release in which ESSI was to return the Probe and ESSI would be released of amounts owed to the other party as of the date the Probe is returned.  The mutual release also requires the other party to return a computer and related software belonging to ESSI in exchange for the Probe.  ESSI agreed to return the Probe at the end of August 2005; however, as of the end of fiscal 2006, ESSI had not returned the Probe because the other party has not delivered the computer and related software belonging to ESSI.  As a result, ESSI is in default, and based on the terms of the settlement agreement, ESSI is obligated to pay significant late fees.  Based on the terms of the settlement agreement, as of March 31, 2006, management estimates the settlement obligation to be $2,820,099 which reflects a 5% late fee imputed each month on the outstanding balance due.  As of March 31, 2006, management has recognized an accrual for the estimated obligation.

In October of 2002, Terranet, Inc. a subsidiary company, received notice of a judgment issued by the Supreme Court of British Columbia in regards to monies owed resulting from a contract with plaintiff Cai Data Ltd., of Vancouver, B.C. The plaintiff alleged that seventy-five thousand dollars was overdue from invoices for services dating from January of 2002 to October, 2002. Management is examining its position and has accrued a $74,603 liability Associated with this demand in its financial statements.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
PROPOSED AMENDMENT NO. 1 TO
FORM 10-QSB

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended:  SEPTEMBER 30, 2007

Commission File No. 000-19566

EARTH SEARCH SCIENCES, INC.
(Exact Name of Registrant as Specified in its Charter)

Nevada	87-0437723
(State or other Jurisdiction of Incorporation or Organization)	(IRS Employer Identifcation Number)

306 Stoner Loop Road, Lakeside, MT 59922
(Address of Principal Executive Offices, Including Zip Code)

Registrant's telephone number, including area code:
(406) 751-5200

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

The number of shares outstanding of each of the registrant's classes of common stock, as of November 15, 2007, covered by this report: 97,868,489 shares.  The registrant has only one class of common stock.

Transitional Small Business Disclosure Format (check one):    Yes ☐ No ☒

EARTH SEARCH SCIENCES, INC.

TABLE OF CONTENTS

FORM 10-QSB

QUARTER ENDED SEPTEMBER 30, 2007

PART I

FINANCIAL INFORMATION

PART II

OTHER INFORMATION REQUIRED

Item 1. Legal Proceedings	16
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds	16
Item 3. Defaults Upon Senior Securities	16
Item 4. Submission of Matters of a Vote of Security Holders	16
Item 5. Other information	16
Item 6. Exhibits	16

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30, 2007	March 31, 2007
ASSETS
Current assets:
Cash	$9,345	$23,182
Accounts receivable	22,882	132
Loan costs, net of accumulated amortization of $208,088 and $199,998, respectively	59,591	28,225
Total current assets	91,818	51,539

Property and equipment, net accumulated depreciation of $858,170 and $832,208, respectively	258,020	309,944
TOTAL ASSETS	$349,838	$361,483

LIABILITIES
Current liabilities:
Accounts payable	$1,160,774	$1,151,437
Accrued expenses	827,029	733,917
Accrued officers’ compensation	1,267,986	1,147,986
Notes payable - current portion	613,595	836,618
Settlement obligation	7,440,687	5,434,259
Short-term debt – related parties	2,987,304	2,698,954
Total current liabilities	14,297,375	12,003,171

Notes payable less current portion	294,455	369,820
Total liabilities	14,591,830	12,372,991

Commitments and contingencies	-	-

STOCKHOLDERS’ DEFICIT
Preferred stock, 300,000,000 shares authorized,none issued and outstanding	-	-
Common stock, $.001 par value; 300,000,000 shares authorized;97,226,726 and 96,327,474 shares issued and outstanding, respectively	97,227	96,328
Additional paid-in capital	46,855,675	46,577,053
Treasury stock	(200,000)	(200,000)
Subscription receivable	-	(250,000)
Accumulated deficit	(60,994,894)	(58,234,889)
Total stockholders’ deficit	(14,241,992)	(12,011,508)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$349,838	$361,483

See accompanying notes to consolidated financial statements.

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three months ended September 30,		Six months ended September 30,
	2007	2006	2007	2006

Revenues	$22,750	$43,250	$22,750	$91,429

Operating expenses
Late fees related to settlement agreement	1,006,668	529,687	1,866,708	977,749
Depreciation and amortization	32,966	51,925	67,905	51,925
General and administrative	318,496	273,353	640,535	1,064,432

Total expenses	1,358,130	854,965	2,575,148	2,094,106

Loss from operations	(1,335,380)	(811,715)	(2,552,398)	(2,002,677)

Other income (expense)
Gain on settlement of debt	-	-	15,049	-
Loss on extinguishment of related party note	-	(75,000)	-	(75,000)
Interest expense	(110,354)	(310,908)	(222,656)	(424,446)

Net loss	$(1,445,734)	$(1,197,623)	$(2,760,005)	$(2,502,123)

Basic and diluted:
Loss per share	$(0.01)	$(0.01)	$(0.03)	$(0.03)
Weighted average common shares outstanding	97,060,667	80,093,719	96,816,931	79,490,033

See accompanying notes to consolidated financial statements.

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended
	September 30,
	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,760,005)	$(2,502,123)
Adjustments to reconcile net loss to cash used in operating activities:
Common stock issued for extension of loan	-	72,000
Loss on extinguishment of related party debt	-	75,000
Imputed interest	22,357	-
Common stock issued for services	231,164	635,015
Gain on settlement of debt	(15,049)	-
Depreciation and amortization	67,905	51,925

Changes in assets and liabilities:
Other current assets	-	136,172
Accounts receivable	(22,750)	(26,396)
Accounts payable – related party	(48,150)	328,679
Accounts payable and accrued expenses	68,133	145,909
Accrued officers compensation	120,000	120,003
Accrued settlement liability	2,006,428	977,749
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(329,967)	13,933

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from stockholder loans, net	336,500	-
Proceeds from subscription receivable	250,000	-
Financing costs	(47,347)	-
Payment on long-term debt	(223,023)	-
Repayments on notes payable	-	(49,007)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	316,130	(49,007)

NET DECREASE IN CASH	(13,837)	(35,074)
CASH AT BEGINNING OF PERIOD	23,182	40,900
CASH AT END OF PERIOD	$9,345	$5,826

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$35,100	$-
Taxes paid	-	-

Non-cash financing and investing activities:
Common stock issued for debt repayment	$26,000	$72,000
Equity issued for loan extension	-	75,000

See accompanying notes to consolidated financial statements.

EARTH SEARCH SCIENCES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
Six months ended September 30, 2007
(Unaudited)

	Common Shares	Stock Amount	Additional Paid-in Capital	Treasury Stock	Subscription Receivable	Accumulated Deficit	Total
Balances at March 31, 2007	96,327,473	$96,328	$46,577,053	$(200,000)	$(250,000)	$(58,234,889)	$(12,011,508)

Payment of subscription receivable					250,000		250,000

Issuance of common stock for debt	65,000	65	25,935				26,000

Issuance of common stock for services rendered	300,287	300	113,196				113,496

Issuance of common stock for services rendered	533,966	534	117,134				117,668

Imputed interest			22,357				22,357

Net loss					-	(2,760,005)	(2,760,005)

Balances at June 30, 2007	97,226,726	$97,227	$46,855,675	$(200,000)	$-	$(60,994,894)	$(14,241,992)

See accompanying notes to consolidated financial statements.

EARTH SEARCH SCIENCES, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of Earth Search Sciences, Inc. ("ESSI") have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in ESSI's Annual Report filed with the SEC on Form 10-KSB.  In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein.  The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.  Notes to the financial statements which would substantially duplicate the disclosure contained in the audited consolidated financial statements for 2007 as reported in the 10-KSB have been omitted.

Certain prior period amounts have been reclassified to conform with the current period presentation.

NOTE 2 - EQUITY

During the six months ended September 30, 2007 we issued:

•	834,253 shares of stock valued at $231,164 to various individuals for consulting services. The value of the stock was based on the quoted market price on the date of grant.

•
65,000 shares of stock valued at $26,000 for debt pursuant to a settlement agreement between ESSI and the third-party debtor. The value of the stock was based on the quoted market price on the date of grant. The $15,049 difference between the liability settled and the value of the stock was recognized as a gain on settlement of debt in accordance with SFAS No. 140.

NOTE 3 - LITIGATION

We were in dispute with another party over a leaseback purchase agreement for a Hyperspectral Probe.  On March 23, 2005, ESSI entered into a settlement agreement (2005 Settlement Agreement) with Accuprobe to return the airborne hyperspectral sensor (Probe) and to settle the outstanding debt obligations under the related capital lease. Under this agreement, ESSI was required to return the Probe on or before August 31, 2005, and did so in January 2007.  As the Probe was not returned by the August 2005 due date, ESSI was subject to a shipping, handling and disposition fee of $250,000.  Interest related to the $250,000 began accruing on September 2, 2005 at an annual rate of prime plus 4%.  In addition, rent is being accrued at $250,000 per year beginning April 10, 2000.  Interest on unpaid rent accrued at a rate of prime plus 2% through August 31, 2005 and was due quarterly. After August 31, 2005, interest related to the unpaid rent ceased and was replaced with a 5% late fee calculated on the entire balance due at the end of each month.

We returned the Probe in January 2007, however, we have been unable to reach a final settlement and continue to accrue interest, rents and late fees under the 2005 Settlement Agreement. Under the 2005 Settlement Agreement, we had accrued $7,440,687 in rents, interest and late fees as of September 30, 2007.

NOTE 4 - GOING CONCERN

As shown in the accompanying financial statements, we incurred a net loss of $2,760,005 for the six months ended September 30, 2007 and had an accumulated deficit of $60,994,894 and a working capital deficit of $14,205,557 as of September 30, 2007.  These conditions raise substantial doubt as to ESSI's ability to continue as a going concern.  Management is trying to raise additional capital through sales of stock.  The financial statements do not include any adjustments that might be necessary if ESSI is unable to continue as a going concern.

NOTE 5 – NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). This Interpretation provides guidance on recognition, classification and disclosure concerning uncertain tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. We adopted this Interpretation effective January 1, 2007. The adoption did not have a material impact on our consolidated financial statements.

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to September 30, 2007, we granted and issued 641,763 shares of common stock for services valued at $49,176.  The stock was valued based on the quoted market price on the date of grant.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CORPORATE FOCUS

In December, 1985 we acquired all of the outstanding shares of common stock of a privately held company known as Earth Search Sciences, Inc. (ESSI), a Utah corporation formed on August 29, 1985.  We issued 13,639,600 shares of its common stock in exchange for ESSI's outstanding shares.  This merger was a reverse acquisition and accounted for as a pooling of interests.  Accordingly, the assets and liabilities of the two companies were combined at their recorded net book values.  ESSI's principal assets were unpatented mining claims in Alaska that were acquired from ESSI's incorporators at a cost of $126,715.  ESSI's operations were the continuing operations of the Company, and ESSI was the entity which had substance and control both before and after the merger.

We have four wholly-owned subsidiaries: Skywatch Exploration, Inc., Polyspectrum Imaging, Inc., Geoprobe, Inc., and STDC, Inc. In addition, there are five majority-owned consolidated subsidiaries: Earth Search Resources, Inc., Eco Probe, Inc., ESSI Probe 1 LC, Petro Probe, Inc. and Terranet, Inc. All subsidiaries except Petro Probe were inactive during fiscal 2006 and 2007.

The Company utilizes an aircraft mounted hyperspectral remote sensing instrument to gather precise geological data from the surface of the Earth. Solar energy is reflected from surface materials and the instrument, called "Probe-1", captures the data in digital form. The Probe-1 is a "whiskbroom style" instrument that collects data in a cross-track direction by mechanical scanning and in an along-track direction by movement of the airborne platform. The instrument acts as an imaging spectrometer in the reflected solar region of the electromagnetic spectrum (0.4 to 2.5 nm). In the VNIR and SWIR, the at-sensor radiance is dispersed by four spectrographs onto four detector arrays. Spectral coverage is nearly continuous in these regions with small gaps in the middle of the 1.4 and 1.9 nm atmospheric water bands. In order to avoid geometric distortions in the recorded imagery, the Probe-1 is mounted on a 3 axis, gyro-stabilized mount. Geolocation of nadir pixels is assisted by the recording of aircraft GPS positional data and tagging each scan line with a time that is referenced to the UTC time interrupts from the GPS receiver.

The spectral data is processed to identify unique spectra in the image. The captured and processed spectra are compared to a library of known material spectra called "digital fingerprints" and the output allows the identification of mineral, compounds and organic matter and the determination of vegetative conditions.

In the fiscal years from 2004 to 2006 the Company's sensors were operated in the United States and abroad.  Contracts to operate the sensors in the United States as an ecological, mining, agricultural, and hydrocarbon target identification tool produced revenues of $302,901, $192,297 and $258,843, in fiscal 2006, 2005, and 2004, respectively.

In 1997 we began a two-year contract with Noranda Minerals Inc. to provide hyperspectral remote sensing data over multi-continents The agreements called for a series of flights for Noranda Mining and Exploration Inc. and its affiliates including Falconbridge Limited (collectively, the "Noranda Group"). The agreements provided the Noranda Group with an exclusive license to use the instruments for commercial mining exploration, as long as the Noranda Group continued to purchase remote sensing services from the Company in certain specified quantities.  The Company was entitled to receive fees for services and net smelter royalties or net profit interest royalties from certain discoveries by the Noranda Group. The licensing agreement with the Noranda Group provided a $1,000,000 equity investment in ESSI by way of 200,000 preferred shares, convertible into 1,000,000 shares of common stock and an option to purchase 1,000,000 shares of ESSI common stock at a price of $2.00 per share. Targets were flown in Chile, Peru and the North West Territories in Canada.

Since 1997, the Company has also collected and holds a substantial archive of Probe 1 imagery from Kazakhstan, Australia, British Columbia, Ontario, Quebec, Chile, Mexico, California, Nevada, Arizona, Idaho, Montana, and Utah.  At the present time the value of this data archive has not been independently appraised nor is the value of this archive reflected in the financial statements.

The Company concluded a memorandum of agreement with Boeing that included the use of a unique Boeing aircraft possessing exceptional slow flight characteristics to be used in a variety of applications, the first being the flight over Yellowstone National Park as part of a NASA/Yellowstone Ecosystems Studies (Y.E.S.) project utilizing ESSI's Probe 1 hyperspectral imaging technology to collect one meter data to be utilized in addressing riparian issues.  Several test flights were performed during the period using the Probe 1 technology onboard a Boeing heliocourier aircraft.

The Company collected hyperspectral data for the Geosat Committee. The Geosat committee was funded from contribution by major U.S. resource companies.  The Committee was operated by the University of Texas at El Paso under Director, Dr. Rebecca Dodge.  The project completed for the Geosat's "Hyperspectal Group Shoot" provided Probe 1 hyperspectral imagery to the oil and minerals exploration, environmental assessment, and agriculture end-user community, for an evaluation by these communities of its application potential.

The Company teamed with the University of Idaho in a joint proposal to the Farm Bureau and won a contract to overfly the Snake River Basin (Hell's Canyon).  The Company also collected hyperspectral data for the control and eradication of noxious weed intrusion.  The test results were published and initial results proved that airborne hyperspectral imagery is a useful tool for control of weeds, as well as providing information regarding economic indicators pertaining to forecasting crop yield.

The Company collected hyperspectral data for Desert Research Institute ("DRI") in the Kelso Dunes area in southeastern California.  The project completed for DRI was to detect change in arid vegetation cover using Hyperspectral data in the region known as the Providence Mountains.  Detection of disturbance in these regions would aid in assessment of ecosystem status and global climate change. The remote sensing data combined with ground measurements examined spectral changes occurring concurrently with observed changes in percent green cover.

The Company co-operated with the Dian Fossey Gorilla Fund International organization to utilize hyperspectral remote sensing in a unique project to examine the detail of vegetation in the gorillas' habitat in the jungles of Rwanda.  Hyperspectral imagery revealed the abundance and distribution of the gorillas' principal foods in the Virungas. This information was used to determine the number of gorillas the habitat can support. National Geographic Explorer chronicled the mission in a television documentary that was subsequently played on numerous following dates.

In 1999 the company was approached by the US Navy to participate in a joint venture to acquire ownership of a proposed remote sensing satellite. Under the direction of Office of Naval Research's Naval Space Science and Technology Program Office, the Naval EarthMap Observer (NEMO) satellite would be capable of meeting the hyperspectral and panchromatic needs of many end users with timeliness and spatial resolution improved over existing commercial systems. The Navy's environmental models supporting operations in the littoral would be considerably enhanced by hyperspectral imagery and data products provided by NEMO to improve knowledge of the littoral environment with information on bathymetry, water clarity and trafficability.

The ONR signed an Other Transaction with the Space Technology Development Corporation (STDC) of Arlington, VA to develop NEMO in conjunction with the Defense Advanced Research Projects Agency (DARPA) Dual Use Applications Program (DUAP). DUAP is a joint program of the Army, Navy, Air Force, DARPA, Director Defense Research and Engineering (DDR&E), and the Deputy Under Secretary of Defense for International and Commercial Programs.  Earth Search Sciences Inc. subsequently acquired STDC and its prime contractor partner position with the ONR. The project was to have a cost of approximately $150 million with the private sector portion approximately one-half of that amount. Earth Search Sciences Inc. undertook to meet the key funding milestone payments necessary to ensure progress of the project.

The Hyperspectral Imager (HSI) would sample over a 30 km swath width with a 60 m ground sample distance (GSD) with the option to go to 30 m GSD by utilizing the systems attitude control system to 'nod' (i.e. use a satellite pitch maneuver to slow down the ground track of the field of view). A 5m panchromatic imager will provide simultaneous high spatial resolution imagery (black & white photography). A sun synchronous circular orbit of 600 km will allow continuous repeat coverage of the whole earth in 7 days providing hyperspectral data over a 1,000,000 sq. km area each day.

The combined HSI and panchromatic images would satisfy a number of requirements of the commercial and science communities for moderate spatial and high spectral resolution remote sensing data over land and water such as agriculture, forestry, environmental monitoring , geology/mineralogy, hydrology and land use. Specific areas of interest for the Navy included bathymetry, water clarity, currents, oil slicks, bottom type, atmospheric visibility, tides, bioluminescence, beach characterization, underwater hazards, total column atmospheric water vapor, and detection and mapping of subvisible cirrus.

It was anticipated that NEMO would be launched in early 2002. Its subsequent data flow would be in the order of 56 gigabytes per day. Much of the commercial information was to be marketed through Earth Search Sciences Inc. Under the original agreement with the ONR, STDC needed to raise private industry funds of approximately $125,000,000 in order to complete, launch and operate the hyperspectral imaging satellite and instrument. Subsequent to March 31, 2002, STDC received notification from the ONR that it would not be giving STDC an extension to the agreement.

These examples and others indicated the world-wide interest in the technology and a bright future for the industry and Company. Unfortunately the advent of the September 11, 2001 tragedy changed the approach of individual countries to the acceptance of data collection over their borders and an industry-wide slow down occurred as a result. The commercial interest in developing satellite technology also changed as investors decided the risk level had dramatically increased due to international tensions.

CURRENT BUSINESS

As a result of the changes in the market for geological remote sensing data, the Company changed its strategy from operating as a service provider to establishing a group of subsidiary companies focused on specific market applications. Petro Probe, Inc. was a new subsidiary company formed for the oil & gas industry while Geo Probe, Inc. was formed for mineral exploration.

The resurgence of the mining industry and the emphasis for new sources of supply for oil and gas in recent years created a greater interest in using exploration tools that were faster and more accurate. The new subsidiary companies would seek joint ventures with partners who could provide technologies, human and capital resources to synergize with the Company's assets. This strategy will lead to the creation of more demand for ESSI's hyperspectral remote sensing services while providing the company with prospects for more diversified revenue generation.

The  Company  experiences  the  highest  demand for its collection services April  through  October  in the Northern Hemisphere and October through April in the  Southern  Hemisphere.  Contracts are being sought in the following market segments: mining, hydrocarbon, agriculture, ecological and environmental monitoring. With the advent of the world-wide recognition for control of global-warming issues the Company will commence the development of an environmentally focused marketing plan to portray the advantages of airborne hyperspectral remote sensing to these market segments.

SUBSIDIARY COMPANIES

Petro Probe, Inc.'s goal is to develop the competitive advantages of its resource mapping capability, combine that with conventional hydrocarbon exploration tools and then apply newer value-added technologies to identify good oil and gas properties.

Geo Probe, Inc. will use the hyperspectral mapping technology to find new mineral deposits and monitor the environmental impact of active and past-producing mines, mills, smelters, refineries and pipelines.  The Company’s mapping agreement with Noranda Minerals provided the ability to develop and prove these new approaches to mineral exploration.

Geo Probe has also attracted potential new alliance partners, Advanced Exploration  Inc. and Geological  Business Inc., two Canadian companies, have discussed the formation of new  exploration  and mine development  business with the Company. Further discussions are forthcoming.

Eco Probe, Inc. was formed to pursue hyperspectral remote sensing applications in the environmental industry.  The Company has strived to take an industrial leadership role in working with U.S.  government  agencies  such  as  the Environmental Protection Agency, the Bureau of Land Management and the Office of Surface  Mining  on  setting  up  applications  for  commercial  monitoring  of mineral industries, forest inventory and health issues, slope stability assessment and the spread of noxious weeds.

ESSI and Eco Probe, Inc. have performed important hyperspectral surveys and research in aquatic and vegetation-related projects. The environmental markets are vast, however the Company's current lack of resources dictates continued priority be assigned to mineral and hydrocarbon exploration.

The Company formed Terranet, Inc. to act as an imagery product distribution conduit and perform as the Company’s e-commerce content provider. Recognizing  that imagery  collected  today  and yesterday could be sold repeatedly to multiple end users the Company's subsidiary company, Terranet, completed the copyright design and testing of a database and internet centered marketing system. Terranet anticipates new joint venture partners to be available when the hyperspectral industry begins to grow again.

Of the other ESSI wholly-owned subsidiaries: Skywatch Exploration, Inc., Polyspectrum Imaging, Inc., and Space Technology Development Corp.are inactive. Of the other majority-owned consolidated subsidiaries: Earth Search Resources, Inc. and ESSI Probe 1 LC are inactive.

Historically ESSI's core business has been focused on collecting and processing airborne hyperspectral data for the production of detailed surface maps. These maps indicate the exact chemical and physical characteristics of all the materials exposed on the surface of the Earth. The Company was one of the early pioneers in developing the technology globally and has now served a number of clients in various countries.

The company realizes that opportunity exists in using the technology to discover properties for mineral and hydrocarbon exploitation. It was a natural growth step to create a strategy of developing subsidiary companies in key natural resource markets wherein exploration discoveries could be maximized by "in-house" development. The company is currently pursuing these avenues in the mineral and oil and gas industries.

RESULTS OF OPERATIONS

Our data collection aircraft was grounded for repairs for FAA required maintenance in 2006 and was not operational during the first two fiscal quarters of 2008.  However, we generated revenue from the sale of certain prove-data previously gathered.  As a result, our revenues for the three and six months ended September 31, 2007 was $22,750 and $22,750, respectively, compared to revenues of $43,250 and $91,429 for the same periods of 2006.

Late fees related to a settlement agreement were $1,006,668 and $1,866,708 for the three and six month periods ended September 30, 2007, compared to $529,687 and $977,749 for the same periods in 2006. The late fee is based on a 5% cumulative fee, which increases each quarter due to the compounding effect.

Depreciation and amortization expense was $32,966 and $67,905 for the three and six month periods ended September 30, 2007, compared to $51,925 and $51,925 for the same periods of 2006.

General and administrative expenses were $318,496 and $640,535 for the three and six month periods ended September 30, 2007, compared to $273,353 and $1,064,432 for the corresponding periods of 2006.

Interest expense for the three and six month periods ended September 30, 2007 was $110,354 and $222,656, compared to interest expense of $310,908 and $424,446 for the corresponding period in 2006.

LIQUIDITY AND CAPITAL RESOURCES

Net cash used in operating activities was $329,967 for the six months ended September 30, 2007 compared to net cash provided by operating activities of $13,933 for the six months ended September 30, 2006 resulting primarily from a net loss of $2,760,005 during the six months ended September 30, 2007, net of certain non-cash expenses.

Net cash provided by financing activities was $316,130 for the six months ended September 30, 2007 compared to cash used of $49,007 for the same period of 2006.

During the six months ended September 30, 2007, two stockholders, who are also the primary management of the Company, loaned us $336,500. In addition, we received $250,000 of cash from a subscription receivable both of which accounted for the cash provided by financing activities.

We are experiencing working capital deficiencies because of operating losses. We have operated with funds received from the sale of common stock, the issuance of notes and limited operating revenue. Our ability to continue as a going concern is dependent upon continued debt or equity financings until or unless we are able to generate cash flows to sustain ongoing operations. We plan to increase the number of revenue producing services through the use of additional hyperspectral instruments and thereby continue as a going concern.  There can be no assurance that we can generate sufficient operating cash flows or raise the necessary funds to continue as a going concern.

FUTURE OPERATIONS

The Company is actively researching new exploration and exploitation technologies to complement and integrate with its hyperspectral capabilities.

General Synfuels International, Inc., (GSI) a Nevada private company, owns the world-wide proprietary rights, patent, technology, construction plans and materials and operational capability for a gasification process recover the oil and gas from oil shale. Petro Probe, Inc. signed a non-exclusive license agreement with GSI to obtain the use of these rights in a world-wide territory. PPI will pay a license fee in the amount of Five Hundred Thousand United States Dollars ($500,000) and shall issue to GSI 500,000 fully paid and non-assessable shares of PPI Common Stock, $.001 par value per share.  PPI also agreed to assign to GSI an overriding net revenue interest of five and one-half percent (5%) of the hydrocarbonaceous products produced by PPI, payable quarterly.

PPI is examining various oil shale sites in Colorado and Utah for a test plant. Five acres of premium oil shale land is sought. The test plant is budgeted for approximately $1.5 million as a first stage development cost. This will prove the technology. The second and third stages will cost approximately $8 million more at which time the plant could operate at full capacity. The time line for completion of all stages is one year.

In its search for new complementing technologies, PPI encouraged the creation of an alliance with two other companies in oil shale R&D. Independent Energy Partners, Inc. (IEP) and Phoenix Wyoming Inc., (PWI) both Colorado private companies, have their own non-competitive interests in oil shale. IEP owns the exclusive rights to a broad, patented Geothermic Fuel CellTM (GFC) method, (US Patent No. 6,684,948 B1-Apparatus and Method For Heating Subterranean Formations Using Fuel Cells), to economically produce oil and natural gas from unconventional resources such as oil shale, while producing electricity as a byproduct.  IEP also has acquired the mineral rights on property in Rio Blanco County, Colorado on some of the richest "Mahogany Zone" oil shale property in the world, holding an estimated 1.4-2.4 billion barrels of oil. PWI owns certain proprietary intellectual property and methods designed to bring the advantages of microwave technology to an oil shale borehole. This alliance effort is being examined by the parties. Continuing its interest to maintain an industry leadership positioning hyperspectral work ESSI is developing a joint venture with Intellisense Corporation to design and construct a third generation hyperspectral instrument design. This design is proposed in patent pending application #0050046822 which the Company is negotiating an LOI position for purchase. The new instrumentation would allow for faster, less expensive and more precise data collection.

The capability to design and maintain new technologies is key to the Company's success in future operations. It will be a vital component to allow continuing exploration and exploitation of the Earth's natural resources.

The Company has the knowledge and experience to build on the opportunities being presented at this time.

Each subsidiary will focus on a specific sector of commercial remote sensing and have a management team with relevant skills and expertise.  The Company will provide a license to use the Company's hyperspectral instruments and processing support. This strategy creates a ready market for the Company, as well as positioning the Company to receive a royalty from any resource development that occurs as a result of the subsidiaries' use of the Company's instruments and technology. Additional capital will be raised for each subsidiary by means of private placements or public offerings.

The Company's intent is to create partnerships, strategic alliances, mergers or acquisitions for the subsidiaries as the most expeditious and cost-effective way to grow the commercial hyperspectral remote sensing market.

The Company's near-term plans are to continue pursuing:

1.     contracts that produce revenues from the application of remote sensing;

2.     the development of additional miniaturized remote sensing instruments and newer generation airborne instruments to replace the current PROBE-1 model;

3.     the integration of other advanced technology exploration instruments with hyperspectral technology to offer clients a "one-stop" convenience;

4.     the development of promising mineral, oil and gas properties;

5.     the acquisition of licenses or options to new technologies for minerals or oil and gas production that can assist the company to become a resource developer and producer as well as an exploration oriented business.

The company will continue to develop a market for its securities under the new trading symbol ESSE.

LITIGATION

We entered into a civil law suit in the United States District Court for the Eastern District of Virginia as a plaintiff along with our subsidiary company, Space Technology Development Corporation. The Company charged that The Boeing Company caused the plaintiffs substantial damages as a direct result of their breach of the covenant of good faith and fair dealing.

We were in dispute with another party over a leaseback purchase agreement for a Hyperspectral Probe.  On March 23, 2005, ESSI entered into a settlement agreement (2005 Settlement Agreement) with Accuprobe to return the airborne hyperspectral sensor (Probe) and to settle the outstanding debt obligations under the related capital lease. Under this agreement, ESSI was required to return the Probe on or before August 31, 2005, and did so in January 2007.  As the Probe was not returned by the August 2005 due date, ESSI was charged a shipping, handling and disposition fee of $250,000.  Interest related to the $250,000 began accruing on September 2, 2005 at an annual rate of prime plus 4%.  In addition, rent is being accrued at $250,000 per year beginning April 10, 2000.  Interest on unpaid rent accrued at a rate of prime plus 2% through August 31, 2005 and was due quarterly. After August 31, 2005, interest related to the unpaid rent ceased and was replaced with a 5% late fee calculated on the entire balance due at the end of each month.

We returned the Probe in January 2007, however, we have been unable to reach a final settlement and continue to accrue interest, rents and late fees under the 2005 Settlement Agreement. Under the 2005 Settlement Agreement, we had accrued $7,440,687 in rents, interest and late fees as of September 30, 2007.

ITEM 3.  CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of the our management, including the Chairman and Chief Executive Officer of the Company and Chief Financial Officer of the Company, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e) as of September 30, 2007. Based upon that evaluation, the Chairman and Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were not effective. Specifically, in prior periods, some of the accounting entries relating to accounts payable, accrued interest unrecorded debt, stock issued for services, imputed interest, debt commissions and recognition of liabilities from legal settlement required adjustment upon review by our independent auditors. We undertook measures to remedy this situation by working with the auditors and engaged an outside advisor to provide accounting advice and assistance with implementing internal procedures to ensure that controls and procedures are adequate and effective. These deficiencies were reported to our Board of Directors with the intent to improve and strengthen our controls and procedures.  As a result of the engagement of the outside advisor and the assistance provided to us, there were no major adjustments made by our independent auditors for the quarter ended September 30, 2007, based on their review.

During the period, we engaged an outside advisor to provide accounting and reporting advice and oversight. This advisor reviewed the accounting entries and disclosures included this Form 10-QSB.  There has not be any change in our internal control over financial reporting that occurred during the quarter ended September 30, 2007 that has materially affected, or that is reasonably likely to materially affect our internal control over financial reporting.

PART II
OTHER INFORMATION REQUIRED

Item 1.	Legal proceedings

None

Item 2.	Unregistered sales of equity securities and use of proceeds
None

Item 3.	Defaults upon senior securities

None

Item 4.	Submission of matters to a vote of security holders

None

Item 5.	Other information

Not applicable.

Item 6.	Exhibits

Exhibit Number	Description

31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith)

31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith)

32.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith)

32.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned.

EARTH SEARCH SCIENCES, INC.

Date: [_______], 2008
Larry F. Vance
Principal Executive Officer

Tami J. Story
Principal Accounting Officer